FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 29, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group

Interim Results 2022

                                                NatWest Group plc                                                                          natwestgroup.com

NatWest Group plc
Interim results for the period ended 30 June 2022

Chief Executive, Alison Rose, commented
"NatWest Group delivered a strong performance in the first half of 2022, building on two years of progress against our strategic priorities. We are growing our lending to customers and continuing our £3 billion investment programme to create a simpler and better banking experience whilst delivering sustainable dividends and returns for our shareholders.

We know that continued increases in the cost of living are impacting people, families and businesses across the UK and we have put in place a range of targeted measures to support those who are likely to need it most. Our strong levels of profitability and capital generation mean we are well positioned to provide this support.

By building deeper relationships with our customers at every stage of their lives, we will deliver sustainable growth and help them to thrive in a challenging environment."

Strong H1 2022 performance
−     H1 2022 attributable profit of £1,891 million and a return on tangible equity of 13.1%. The cost:income ratio was 58.3% in the first half compared with 67.6% in H1 2021.
−     Excluding notable items, income in the Go-forward group increased by £819 million, or 16.2%, compared with H1 2021 principally reflecting the impact of base rate increases and volume growth.
−     Bank net interest margin (NIM) of 2.72% was 26 basis points higher than Q1 2022 driven by the impact of base rate rises.
−     Other operating expenses in the Go-forward group were £50 million, or 1.5%, lower than H1 2021.
−     H1 2022 operating profit before impairments in the Go-forward group was £2,787 million, up 53.5% on H1 2021.
−     A net impairment release of £46 million in the Go-forward group in H1 2022 reflected the low levels of realised losses we continue to see across our portfolio, although we continue to monitor our book given the uncertain economic outlook.

Robust balance sheet underpins sustainable growth
−     Go-forward group net lending increased by £9.3 billion during H1 2022 to £361.6 billion, with growth well balanced across the business.
−     Customer deposits in the Go-forward group increased by £14.8 billion during H1 2022 to £476.2 billon.
−     The liquidity coverage ratio (LCR) of 159%, representing £76.1 billion above 100%, decreased by 13 percentage points compared with Q4 2021.

Continued strong capital generation supports substantial distributions to shareholders
−     We are pleased to announce an interim dividend of 3.5 pence per share, up 17% on 2021 and a special dividend with share consolidation of £1,750 million, or 16.8 pence per share, subject to shareholder approval.  Taken together these will deliver 20.3p of dividends per share.
−     When combined with the directed buyback in the first quarter, the proposed interim and special dividends bring total distributions deducted from capital in the first half to £3.3 billion, or c.32 pence per share.
−     CET1 ratio of 14.3% was c.160 basis points lower than 1 January 2022 as total distributions of c.190 basis points and increased RWAs of c.30 basis points were partially offset by the attributable profit of c.110 basis points.
−     RWAs increased by £3.5 billion compared to 1 January 2022 to £179.8 billion.

Outlook(1)

The economic outlook remains uncertain. The following statements are based on central economic forecasts, as detailed on pages 20 to 22, which include an anticipated increase in the central bank rate to 2.0% by the end of the year. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves.

−     In 2022, we expect income excluding notable items to be around £12.5 billion in the Go-forward group(2).
−     We expect NIM to be greater than 2.70% for full year 2022 in the Go-forward group.
−     We are investing around £3 billion(3) over 2021 to 2023 and, with continuing simplification, we plan to reduce Go-forward group operating expenses, excluding litigation and conduct costs, by around 3% in 2022 and to keep broadly stable in 2023, with positive jaws. In 2023 we expect some of the current inflationary impacts to be more significant, however this will be offset by ongoing savings from our investment programme.
−     We expect our 2022 and 2023 impairment charge to be lower than our through the cycle loss rate of 20-30 basis points, with 2022 below 10 basis points in the Go-forward group.
−     In 2023, we expect to achieve a return on tangible equity in the range of 14-16% for the Group.

Capital and funding
−     We aim to end 2022 with a CET1 ratio of around 14% and target a ratio of 13-14% by 2023.
−     We intend to maintain ordinary dividends of around 40% of attributable profit and to distribute a minimum of £1 billion in each of 2022 and 2023.
−     We intend to maintain capacity to participate in directed buybacks of the UK Government stake, recognising that any exercise of this authority would be dependent upon HMT's intentions and is limited to 4.99% of issued share capital in any 12-month period.
−     We will consider further on-market buybacks as part of our overall capital distribution approach as well as inorganic growth opportunities provided they are consistent with our strategy and have a strong shareholder value case.
−     As part of the NatWest Group capital and funding plans we intend to issue between £3 billion to £5 billion of MREL-compliant instruments in 2022, with a continued focus on issuance under our Green, Social and Sustainability Bond framework. NatWest Markets plc's funding plan targets £4 billion to £5 billion of public benchmark issuance.

Ulster Bank RoI

−     We have made significant progress on our phased withdrawal from the Republic of Ireland and have binding agreements in place for c.90% of gross customer loans. We expect the majority of the commercial asset sale to Allied Irish Banks and the majority of the asset sale to Permanent TSB to be largely complete by the end of 2022 and for the tracker mortgage asset sale to Allied Irish Banks to complete in the first half of 2023.
−     With this progress, we continue to expect total exit costs of €900 million, with the majority incurred by the end of 2023. In Q3 2022 we expect to incur around €350 million of these exit costs as a result of the reclassification of UBIDAC mortgages to fair value.
−     We continue to expect the phased withdrawal to be capital accretive.

(1)     The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors section on pages 406 to 426 of the 2021 Annual Report and Accounts and the Summary Risk Factors on pages 106 and 107 of this announcement. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.
(2)     Go-forward group excludes Ulster Bank RoI and discontinued operations.
(3)     Denotes cash investment spend excluding certain regulatory and legacy programmes.

Our Purpose in action

We champion potential, helping people, families and businesses to thrive. We are breaking down barriers, building financial confidence and delivering sustainable growth and returns by living up to our purpose. Some key achievements from H1 2022 include:

People and families
−       We have proactively contacted 2.7 million personal and business customers year to date, offering support and information on the cost of living. We have also launched an online Cost of Living hub to share resources and tools, and to inform customers of the support that is available to them through third parties.
−       We delivered 3.7 million financial capability interactions in H1 2022, including carrying out 0.4 million financial health checks.
−       In Retail Banking, we have completed £1.4 billion of green mortgages (which give a discounted interest rate to energy efficient properties) since they were launched in Q4 2020, including £661 million in H1 2022.
−       Our support for young people continues with the launch of our new pocket money product, NatWest Rooster Money, which helps children build money confidence and develop positive money habits around saving and spending. We acquired Rooster along with 130,000 customers and since the beginning of the year added 17,000 new customers plus a smooth connection to Rooster via the main Mobile App.

Businesses
−       We completed £11.9 billion of climate and sustainable funding and financing in H1 2022, bringing the cumulative contribution to £20.0 billion against our target of £100 billion between 1 July 2021 and the end of 2025.
−       We announced an additional £1.25 billion lending package to the UK farming community and our 40,000 customers within it, building on an earlier set of measures for the sector announced in June 2022.
−       To provide certainty to SMEs, Business Current Accounts remain available without a minimum charge and we are freezing the standard published tariffs on these accounts for the next 12 months.
−       NatWest Markets won the 'Most Impressive Investment Bank for Corporate Green and ESG-Linked Bonds' as well as the 'Most Impressive FIG (Financial Institutions Group) House in Sterling' at the 2022 Global Capital Bond Awards in June 2022.

Colleagues
−       To support our colleagues with the rising cost of living, we announced a permanent increase in base pay averaging £1,000 for more than 22,000 colleagues globally.
−       We announced a three-year partnership with the University of Edinburgh to make climate education available to all colleagues across the bank, including the delivery of more in-depth Climate Change Transformation and Sector Specific programmes for over 16,000 roles which require a broader level of knowledge.
−       To support our colleagues who are carers, unpaid carers' leave can now be taken day-by-day, instead of only in full-week blocks, up to a maximum of four weeks in a year, and up to a maximum of 18 weeks in total.
−       Building on our campaign to support learning for the future, colleagues are now able to take two dedicated, learning-for-the-future days each year to support the development of future skills.

Communities
−       To help with the rising cost of living, we announced a new £4 million hardship fund to provide grants and support, delivered through partner organisations including Citizens Advice, StepChange and Money Advice Trust.
−       We launched the pilot scheme for the NatWest Thrive with Marcus Rashford programme. The programme aims to help more young people pursue their dreams, appreciate their strengths and become more money confident.
−       In collaboration with Aston University, we published the report 'Time to change: A blueprint for advancing the UK's ethnic minority businesses', which sets out recommendations for policymakers, companies and entrepreneurs to advance the growth potential of ethnic minority businesses.
−       To champion female entrepreneurship in the UK, NatWest Group and The Telegraph launched the '100 Female Entrepreneurs to Watch' list. 10 female entrepreneurs will be selected from the list for further support, and one business will receive a £10,000 investment grant from NatWest Group as well as a year's mentorship from a Rose Review board member.
−       We pledged £100,000 to support 500 Ukrainian students to continue their studies at Polish universities and polytechnics following the Russian invasion.

Business performance summary

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Continuing operations
Total income	6,219	5,141	3,211	3,008	2,571
Operating expenses	(3,653)	(3,499)	(1,833)	(1,820)	(1,695)
Profit before impairment releases	2,566	1,642	1,378	1,188	876
Operating profit before tax	2,620	2,325	1,396	1,224	1,473
Profit attributable to ordinary shareholders	1,891	1,842	1,050	841	1,222
Excluding notable items within total income (1)
Total income excluding notable items (2)	5,898	5,111	3,114	2,784	2,532
Operating expenses	(3,653)	(3,499)	(1,833)	(1,820)	(1,695)
Profit before impairment releases and excluding notable items	2,245	1,612	1,281	964	837
Operating profit before tax and excluding notable items	2,299	2,295	1,299	1,000	1,434
Go-forward group (3)
Total income (2)	6,186	5,076	3,199	2,987	2,541
Total income excluding notable items (2)	5,865	5,046	3,102	2,763	2,502
Other operating expenses	(3,241)	(3,291)	(1,636)	(1,605)	(1,608)
Profit before impairment releases/(losses) (2)	2,787	1,816	1,507	1,280	971
Return on tangible equity	14.1%	12.8%	16.5%	11.9%	17.3%
Performance key metrics and ratios
Bank net interest margin (2,4)	2.59%	2.35%	2.72%	2.46%	2.35%
Bank average interest earning assets (2,4)	£337bn	£321bn	£340bn	£333bn	£323bn
Cost:income ratio (2)	58.3%	67.6%	56.7%	60.1%	65.5%
Loan impairment rate (2)	(3bps)	(37bps)	(2bps)	(1bp)	(65bps)
Total earnings per share attributable to ordinary
shareholders - basic	17.4p	15.6p	10.0p	7.5p	10.6p
Return on tangible equity (2)	13.1%	11.7%	15.2%	11.3%	15.6%

	30 June	31 March	31 December
	2022	2022	2021
	£bn	£bn	£bn
Balance sheet
Total assets	806.5	785.4	782.0
Funded assets (2)	697.1	685.4	675.9
Loans to customers - amortised cost	362.6	365.3	359.0
Loans to customers and banks - amortised cost and FVOCI	376.4	375.7	369.8
Go-forward group net lending (2)	361.6	359.0	352.3
Total impairment provisions	3.5	3.7	3.8
Expected credit loss (ECL) coverage ratio	0.93%	0.98%	1.03%
Assets under management and administration (AUMA) (2)	32.9	35.0	35.6
Go-forward group customer deposits (2)	476.2	465.6	461.4
Customer deposits	492.1	482.9	479.8
Liquidity and funding
Liquidity coverage ratio (LCR)	159%	167%	172%
Liquidity portfolio	268	275	286
Net stable funding ratio (NSFR) (5)	153%	152%	157%
Loan:deposit ratio (2)	71%	73%	72%
Total wholesale funding	76	76	77
Short-term wholesale funding	24	22	23
Capital and leverage
Common Equity Tier (CET1) ratio (6)	14.3%	15.2%	18.2%
Total capital ratio (6)	19.3%	20.4%	24.7%
Pro forma CET1 ratio, pre foreseeable items (7)	15.6%	16.1%	19.5%
Risk-weighted assets (RWAs)	179.8	176.8	157.0
UK leverage ratio (8)	5.2%	5.5%	5.9%
Tangible net asset value (TNAV) per ordinary share	267p	269p	272p
Number of ordinary shares in issue (millions) (9)	10,436	10,622	11,272

(1)	Refer to the following page for details of notable items within total income.
(2)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(3)	Go-forward group excludes Ulster Bank RoI and discontinued operations.
(4)	NatWest Group excluding Ulster Bank RoI and liquid asset buffer.
(5)	The NSFR is presented on a spot basis.
(6)
Based on the PRA Rulebook Instrument transitional arrangements, therefore includes transitional relief on grandfathered capital instruments and transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. For additional information, refer to page 66. On 1 January 2022 the proforma CET1 ratio was 15.9% following regulatory changes.

(7)
The pro forma CET1 ratio at 30 June 2022 excludes foreseeable items of £2,341 million: £500 million for ordinary dividends, £1,750 million for special dividends and £91 million foreseeable charges (31 March 2022 excludes foreseeable items of £1,623 million: £1,096 million for ordinary dividends and £527 million foreseeable charges; 31 December 2021 excludes foreseeable charges of £2,036 million: £846 million for ordinary dividends and £1,190 million foreseeable charges and pension contributions).

(8)
The UK leverage exposure is calculated in accordance with the Leverage Ratio (CRR) part of the PRA Rulebook, and transitional Tier 1 capital is calculated in accordance with the PRA Rulebook. For additional information, refer to page 67.

(9)	The number of ordinary shares in issue excludes own shares held.

Summary consolidated income statement for the period ended 30 June 2022

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Net interest income	4,334	3,744	2,307	2,027	1,900
Non-interest income	1,885	1,397	904	981	671
Total income	6,219	5,141	3,211	3,008	2,571
Litigation and conduct costs	(169)	18	(67)	(102)	34
Other operating expenses	(3,484)	(3,517)	(1,766)	(1,718)	(1,729)
Operating expenses	(3,653)	(3,499)	(1,833)	(1,820)	(1,695)
Profit before impairment releases	2,566	1,642	1,378	1,188	876
Impairment releases	54	683	18	36	597
Operating profit before tax	2,620	2,325	1,396	1,224	1,473
Tax charge	(795)	(432)	(409)	(386)	(199)
Profit from continuing operations	1,825	1,893	987	838	1,274
Profit from discontinued operations, net of tax	190	177	127	63	83
Profit for the period	2,015	2,070	1,114	901	1,357
Attributable to:
Ordinary shareholders	1,891	1,842	1,050	841	1,222
Preference shareholders	-	9	-	-	4
Paid-in equity shareholders	121	178	62	59	91
Non-controlling interests	3	41	2	1	40
	2,015	2,070	1,114	901	1,357

Notable items within total income (1)
Commercial & Institutional
Fair value, disposal losses and asset
disposals/strategic risk reduction (2)	(45)	(62)	(45)	-	(44)
Tax variable lease repricing	-	32	-	-	32
Own credit adjustments	52	1	34	18	(1)

Central items & other
Share of associate (losses)/profits for Business Growth
Fund	(13)	129	(36)	23	8
Loss on redemption of own debt	(24)	(138)	-	(24)	(20)
Liquidity Asset Bond sale gains/(losses)	36	25	(5)	41	20
Interest and FX risk management derivatives
not in accounting hedge relationships	315	44	149	166	45
Own credit adjustments	-	(1)	-	-	(1)
Total	321	30	97	224	39

(1)     Refer to page 1 of the Non-IFRS financial measures appendix.
(2)
As previously reported H1 2021 and Q2 2021 includes fair value and disposal gains/(losses) in the banking book H1 2021 - £22 million (Q2 2021 - (£8) million) and H1 2021 - £40 million (Q2 2021 - (£36) million) of asset disposals/strategic risk reduction relating to the costs of exiting positions, which includes changes in carrying value to align to the expected exit valuation, and the impact of risk reduction transactions entered into, in respect of the strategic announcements of 14 February 2020.

Business performance summary
Chief Financial Officer review

We have made good progress against our strategic objectives and our capital and liquidity position remains robust. We have delivered a strong financial performance in the first half of the year, with a RoTE of 13.1%, reflecting the strong profit and capital generation capacity of the business in the current interest rate environment. We also saw strong growth in lending and deposits across the business.
We continue to monitor the evolving economic outlook and are mindful of the impact that higher levels of inflation, higher interest rates and supply chain shortages are having on our customers.
We are pleased to announce an interim dividend of 3.5 pence per share and a special dividend of £1,750 million, representing total distributions deducted from capital of £3.3 billion when combined with the directed buyback in the first quarter. We have also now completed the £750 million on-market buyback programme we announced in February.

Financial performance

Total income in the Go-forward group increased by 21.9% to £6,186 million compared with H1 2021. Excluding notable items, income was 16.2% higher than H1 2021, primarily driven by volume growth and favourable yield curve movements. We have also seen increased payment card fees and markets income in Commercial & Institutional and higher spend-related fee income in Retail Banking. Bank NIM of 2.72% was 26 basis points higher than Q1 2022 reflecting the beneficial impact of recent base rate rises.
Other operating expenses in the Go-forward group were £50 million, or 1.5%, lower than H1 2021 as we continue with our 3-year investment programme. We remain on track to achieve our full year cost reduction target of around 3% in 2022, although savings will not be linear across the remaining quarters.
We have reported a £46 million impairment release in the Go-forward group for the first half of 2022, reflecting the continued low levels of realised losses we have seen across our portfolio; we do recognise the significant uncertainty in the economic outlook and are monitoring activity closely. Compared with Q1 2022, our ECL provisions have reduced by £0.2 billion to £3.5 billion, and our ECL coverage ratio has reduced from 0.98% to 0.93%. Whilst we are comfortable with the strong credit performance of our book, we continue to hold economic uncertainty post model adjustments (PMA) of £0.6 billion, or 17.2%, of total impairment provisions. PMAs have been pivoted more towards expected pressure from cost of living increases and supply chain issues rather than concerns over COVID-19 impacts. We will continue to assess this position regularly.
As a result, we are pleased to report an interim attributable profit of £1,891 million, with earnings per share of 17.4 pence and a RoTE of 13.1%.
Net lending in the Go-forward group increased by £9.3 billion over the first half of the year. Mortgage lending increased by £6.3 billion, with gross new lending of £20.6 billion in the first half, compared with £21.4 billion in H1 2021 and £18.3 billion in H2 2021.  Net lending in Commercial & Institutional grew by £3.1 billion reflecting growth across all areas of the business including increases in facility utilisation and funds activity, partly offset by continued UK Government financial support scheme repayments.
Customer deposits increased by £14.8 billion in the Go-forward group during the first half of the year principally reflecting a £5.7 billion increase in Commercial & Institutional, largely due to improved market liquidity, and treasury repo activity of £4.7 billion. We have seen a slowdown in Retail Banking deposit growth, with balances up by £1.6 billion in the first half of the year.
TNAV per share reduced by 2 pence in the quarter to 267 pence principally reflecting the full year ordinary dividend payment and movements in cashflow hedging and other reserves partially offset by the attributable profit for the period.

Capital
The CET1 ratio remains strong at 14.3%, including 16 basis points of IFRS 9 transitional relief. The c.160 basis point reduction compared with 1 January 2022 principally reflects total distributions of c.190 basis points and increased RWAs of c.30 basis points partially offset by the attributable profit of c.110 basis points. The total capital ratio decreased by 540 basis points to 19.3% compared with Q4 2021.
Compared to the 1 January position, RWAs increased by £3.5 billion to £179.8 billion principally reflecting lending growth, FX movements and model updates.
When combined with the directed buyback in the first quarter, the proposed interim and special dividends bring total distributions deducted from capital in the first half to £3.3 billion, or c.32 pence per share.

The special dividend will return material capital to shareholders whilst ensuring the UK Government's shareholding remains below 50%, which the Board has determined is the interests of all the Group's stakeholders. The proposed consolidation will be set to reduce the share count as if we were buying back at the market price thereby offsetting the dilutive impact to TNAV per share of the substantial special dividend.

Funding and liquidity
The LCR decreased by 8 percentage points to 159% in the quarter, representing £76.1 billion headroom above 100% minimum requirement.  The main drivers of this include an increase in cash outflows from wholesale funding and credit facilities to our customers and an increase in customer lending which outstripped growth in customer deposits. Total wholesale funding increased by £0.6 billion in the quarter to £76.4 billion. Short term wholesale funding increased by £1.6 billion in the quarter to £23.6 billion.

Business performance summary

Retail Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Total income	2,554	2,150	1,337	1,217	1,094
Operating expenses	(1,242)	(1,187)	(597)	(645)	(600)
of which: Other operating expenses	(1,184)	(1,178)	(593)	(591)	(593)
Impairment (losses)/releases	(26)	57	(21)	(5)	91
Operating profit	1,286	1,020	719	567	585
Return on equity	26.3%	27.5%	29.5%	23.1%	32.0%
Net interest margin	2.53%	2.26%	2.62%	2.43%	2.27%
Cost:income ratio	48.6%	55.2%	44.7%	53.0%	54.8%
Loan impairment rate	3bps	(6)bps	4bps	1bps	(20)bps

			As at
			30 June	31 March	31 December
			2022	2022	2021
			£bn	£bn	£bn
Net loans to customers (amortised cost)			188.7	184.9	182.2
Customer deposits			190.5	189.7	188.9
RWAs			53.0	52.2	36.7

During H1 2022, Retail Banking continued to pursue sustainable growth with an intelligent approach to risk, delivering a return on equity of 26% and an operating profit of £1,286 million.

To support our customers, we launched a new Cost of Living hub, online and in app, which provides tools and support including Financial Health Checks, budget planner, top 10 tips to save, advice on what to do if customers think they are going to miss a payment and links to third parties, including PayPlan and Citizens Advice. In addition, for our younger customers we launched NatWest Rooster Money aimed at building their money confidence and developing positive money habits around earning, saving, and spending. This complements our existing MoneySense education programme which has recently recommenced in-school workshops.

Retail Banking completed £1.5 billion of climate and sustainable funding and financing in H1 2022 which will contribute towards the NatWest Group target of £100 billion between 1 July 2021 and the end of 2025.

H1 2022 performance

−       Total income was £404 million, or 18.8%, higher than H1 2021 reflecting higher deposit income, supported by recent base rate rises, combined with strong mortgage balance growth, higher unsecured balances and higher transactional-related fee income, partially offset by lower mortgage margins.
−       Other operating expenses were £6 million, or 0.5%, higher than H1 2021 due to higher investment spend and increased costs for financial crime and fraud prevention. This was partly offset by a 9.2% reduction in operational headcount, as a result of continued customer digital adoption and automation of end-to-end customer journeys. Cost income ratio of 48.6 percent in H1 2022.
−       Impairment losses of £26 million in H1 2022 continue to reflect a low level of stage 3 defaults, partly offset by provision releases in stage 2. ECL provision includes post model adjustments of £179 million relating to economic uncertainty, as at 30 June 2022.
−       Net loans to customers increased by £6.5 billion, or 3.6%, in H1 2022 reflecting continued mortgage growth of £5.9 billion, with gross new mortgage lending of £18.9 billion representing flow share of around 13%. Cards balances increased by £0.3 billion and personal advances increased by £0.3 billion in H1 2022 from improving customer demand.
−       Customer deposits increased by £1.6 billion, or 0.8%, in H1 2022 with growth slowing towards pre-COVID-19 levels, reflecting higher customer spend levels.
−       RWAs increased by £16.3 billion in H1 2022 primarily reflecting 1 January 2022 regulatory changes of £15.3 billion, higher lending partially offset by quality improvements.

Q2 2022 performance

−       Total income was £120 million, or 9.9%, higher than Q1 2022 reflecting higher deposit income, supported by recent base rate rises, higher mortgage balances, higher unsecured balances and higher transactional-related fee income, partially offset by the non-repeat of an insurance profit share and lower mortgage margins.
−       Net interest margin was 19 basis points higher than Q1 2022 reflecting higher deposit returns, partly offset by mortgage margin pressure. Mortgage back book margin was 148 basis points in the period and application margins increased to around 60 basis points at the end of the quarter.
−       Other operating expenses were £2 million, or 0.3%, higher than Q1 2022 primarily due to higher property related provision costs.
−       Impairment losses of £21 million in Q2 2022 continue to reflect a low level of stage 3 defaults, partly offset by provision releases in stage 2.
−       Net loans to customers increased by £3.8 billion, or 2.1% compared with Q1 2022 reflecting continued mortgage growth of £3.3 billion, with gross new mortgage lending of £9.8 billion representing flow share of around 13%. Cards balances increased by £0.3 billion and personal advances increased by £0.2 billion in Q2 2022 as customer demand and spend levels continued to improve.
−       Customer deposits increased by £0.8 billion, or 0.4% in Q2 2022 with growth slowing towards pre-COVID-19 levels, reflecting higher customer spend levels.
−       RWAs increased by £0.8 billion, or 1.5%, in Q2 2022 primarily reflecting lending growth partially offset by quality improvements.

Business performance summary

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Total income	461	368	245	216	183
Operating expenses	(285)	(249)	(146)	(139)	(128)
of which: Other operating expenses	(284)	(254)	(146)	(138)	(128)
Impairment releases	11	27	6	5	27
Operating profit	187	146	105	82	82
Return on equity	20.9%	14.2%	23.5%	18.2%	15.9%
Net interest margin	3.34%	2.62%	3.60%	3.07%	2.60%
Cost:income ratio	61.8%	67.7%	59.6%	64.4%	69.9%
Loan impairment rate	(12)bps	(30)bps	(13)bps	(11)bps	(60)bps
Net new money (£bn) (1)	1.4	1.6	0.6	0.8	1.0

			As at
			30 June	31 March	31 December
			2022	2022	2021
			£bn	£bn	£bn
Net loans to customers (amortised cost)			18.8	18.7	18.4
Customer deposits			41.6	40.3	39.3
RWAs			11.3	11.5	11.3
Assets under management (AUMs) (1)			28.1	29.6	30.2
Assets under administration (AUAs) (1)			4.8	5.4	5.4
Total assets under management and administration (AUMA) (1)			32.9	35.0	35.6
(1) Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
Private Banking operating profit of £187 million in H1 2022 was supported by robust deposit and lending growth with strong net new money despite volatile investment market conditions.  Return on equity of 20.9% represents an increase of 7 percentage points compared with H1 2021.
Coutts achieved B Corp Certification in July 2021, and since then we've engaged with over 60 clients and 10 suppliers to support them in achieving B Corp status.  We have also worked with NatWest Group's 'Purpose Led Accelerator' to provide a deep dive on the B Corp Certification journey to 130 entrepreneurs and business leaders.

H1 2022 performance
−
Total income was £93 million, or 25.3%, higher than H1 2021 reflecting strong balance growth and higher deposit income, supported by recent interest rate rises and higher card and payment related fee income as transactional volumes continued to improve. Net interest margin was 72 basis points higher than H1 2021 reflecting higher deposit income.

−
Other operating expenses were £30 million, or 11.8%, higher than H1 2021 principally due to continued investment in people and technology to enhance our AUMA growth propositions and increased costs for financial crime and fraud.

−					A net impairment release of £11 million in H1 2022 reflects the continued low levels of credit risk in the portfolio.
−					Net loans to customers increased by £0.4 billion, or 2.2%, in H1 2022 due to continued strong mortgage lending growth, whilst RWAs were broadly in line with Q4 2021.
−					Customer deposits increased by £2.3 billion, or 5.9%, in H1 2022 as customers continue to build and retain liquidity.
−
AUMA balances decreased by £2.7 billion, or 7.6%, in H1 2022 largely driven by lower global investment markets. Net new money was £1.4 billion in H1 2022, which was £0.2 billion less than H1 2021, and represented 7.9% of opening AUMA balances on an annualised basis representing a strong performance given volatile investment market conditions.

Q2 2022 performance
−
Total income was £29 million, or 13.4%, higher than Q1 2022 reflecting higher deposit income, supported by further interest rate rises and continued balance growth. Net interest margin increased by 53 basis points compared with Q1 2022 reflecting higher deposit returns.

−					Net loans to customers increased by £0.1 billion, or 0.5%, compared with Q1 2022 supported by continued mortgage lending growth.
−
AUMA balances reduced by £2.1 billion, or 6.0%, in the quarter as growth was more than offset by lower global investment markets. Net new money was £0.6 billion, which was £0.2bn lower than Q1 2022, and represented 8.0% of opening AUMA balances on an annualised basis.

Business performance summary

Commercial & Institutional

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Net interest income	1,764	1,487	961	803	762
Non-interest income	1,173	987	601	572	459
Total income	2,937	2,474	1,562	1,375	1,221
Operating expenses	(1,820)	(1,824)	(898)	(922)	(909)
of which: Other operating expenses	(1,734)	(1,789)	(854)	(880)	(874)
Impairment releases	59	613	48	11	488
Operating profit	1,176	1,263	712	464	800
Return on equity	11.4%	12.1%	14.0%	8.8%	15.9%
Net interest margin	2.84%	2.49%	3.09%	2.69%	2.52%
Cost:income ratio	61.1%	73.0%	56.6%	66.3%	73.7%
Loan impairment rate	(9)bps	(96)bps	(15)bps	(3)bps	(153)bps

			As at
			30 June	31 March	31 December
			2022	2022	2021
			£bn	£bn	£bn
Net loans to customers (amortised cost)			127.3	126.6	124.2
Customer deposits			223.2	217.9	217.5
Funded assets			343.4	334.6	321.3
RWAs			103.0	100.3	98.1

During H1 2022 Commercial & Institutional delivered a strong performance with a return on equity of 11.4% and operating profit of £1,176 million.

Commercial & Institutional remains well positioned to support its customers in the current macro-economic environment. Our balance sheet strength means we are able to meet our customers' financing requirements and our product suite allows us to support customers' risk management during times of macroeconomic volatility. Our specialist Relationship Managers and business hubs located across the UK offer advice and support to those facing a cost of business, as well as living, crisis. We continually monitor all sectors to proactively identify the most vulnerable. As a result, for example, we have developed a tailored support package for our agricultural customer base who are facing extreme impacts on supply costs and profit margins.

Commercial & Institutional completed £10.3 billion of climate and sustainable funding and financing in H1 2022 delivering a cumulative £17.3 billion since 1 July 2021, contributing toward the NatWest Group target of £100 billion between 1 July 2021 and the end of 2025. To ensure that as many SMEs as possible can realise benefits from their carbon-reduction efforts and innovation, we have reduced the lower threshold for our Green Loans offering for SMEs from £50,000 to £25,000.

H1 2022 performance
−
Total income was £463 million, or 18.7%, higher than H1 2021 primarily reflecting strong balance sheet growth, higher interest rates supporting deposit returns, improved markets and card payment fees. Markets income(1) of £427 million, was £98 million, or 29.8%, higher than H1 2021 with good performance across the product suite.

−	Net interest margin was 35 basis points higher than H1 2021 reflecting higher deposit returns.
−
Other operating expenses were £55 million, or 3.1%, lower than H1 2021 due to ongoing cost management, and non-repeat of H1 2021 restructuring costs, partly offset by continued investment in the business.

−
An impairment release of £59 million in H1 2022 compared with an impairment release of £613 million in H1 2021, reflecting a continued low level of stage 3 defaults more than offset by good book provision releases. ECL provision includes post model adjustments of £388 million relating to economic uncertainty, as at 30 June 2022.

−
Net loans to customers increased by £3.1 billion, or 2.5%, in H1 2022 with growth in facility utilisation and funds activity within Corporate & Institutions, partly offset by continued UK Government financial support scheme repayments. Invoice and asset finance balances within the Commercial Mid-market business increased by £0.8 billion.

−	Customer deposits increased by £5.7 billion, or 2.6%, in H1 2022 due to overall increased customer liquidity and strong growth in the funds business.
−	RWAs increased by £4.9 billion, or 5.0%, in H1 2022 primarily reflecting 1 January 2022 regulatory changes, business and FX movements, partly offset by risk parameter improvements.
Q2 2022 performance
−	Total income was £187 million, or 13.6%, higher than Q1 2022 due to continued balance sheet growth, higher deposit returns from an improved interest rate environment and increased card payment fees.
−	Net interest margin was 40 basis points higher than Q1 2022 reflecting higher deposit returns.
−
Other operating expenses were £26 million, or 3.0%, lower than Q1 2022 primarily reflecting increased capitalisation of certain investment costs, business efficiencies partly offset by the annual pay revision.

−
Net loans to customers increased by £0.7 billion, or 0.6%, in Q2 2022 due to increased funds activity and facility utilisation within Corporate & Institutions partly offset by UK Government scheme repayments, primarily in the Commercial Mid-market business.

−	Customer deposits increased by £5.3 billion, or 2.4%, in Q2 2022 reflecting continued customer liquidity and increased fund inflows.
−	RWAs increased by £2.7 billion, or 2.7%, in Q2 2022 mainly reflecting business movements and model updates.

(1)     Markets income excludes asset disposals/strategic risk reduction, own credit risk adjustments and central items.

Business performance summary
Ulster Bank RoI

Continuing operations	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	€m	€m	€m	€m	€m
Total income	38	74	13	25	34
Operating expenses	(301)	(273)	(167)	(134)	(143)
of which: Other operating expenses	(288)	(258)	(154)	(134)	(138)
Impairment releases/(losses)	9	(15)	(26)	35	(11)
Operating loss	(254)	(214)	(180)	(74)	(120)

			As at
			30 June	31 March	31 December
			2022	2022	2021
			€bn	€bn	€bn
Net loans to customers - amortised cost			1.2	7.5	7.9
Customer deposits			18.4	20.4	21.9
RWAs			12.6	13.2	10.9

Ulster Bank ROI continues to make progress on its phased withdrawal from the Republic of Ireland.

−
A significant milestone was reached with the successful completion of a migration of an initial tranche of commercial customers to Allied Irish Banks, p.l.c. (AIB). Remaining migrations of the c.€4.2 billion of gross performing commercial loans will be completed in phases mainly over H2 2022, with the final cohorts in H1 2023.

−
Confirmation was received from the Irish competition authority (the CCPC) that it had cleared the sale of c.€7.6 billion of gross performing non-tracker mortgages, the Lombard asset finance business, the business direct loan book, and 25 branches to Permanent TSB p.l.c. (PTSB). Shareholders of PTSB's holding company have also approved this transaction.

−
A legally binding agreement was reached with AIB for the sale of a c.€6 billion portfolio of gross performing tracker and linked mortgages. Completion of this sale, which is subject to obtaining any relevant regulatory approvals and satisfying the conditions of the legally binding agreement, is expected to occur in Q2 2023. UBIDAC now has binding agreements in place for c.90% of its total gross customer lending portfolio.

−
In other transactions, UBIDAC also announced that it will transfer its existing life assurance intermediary activities to Irish Life Financial Services Ltd and its Home and Car Insurance renewal rights to Aviva Direct.

−
'Choose, Move & Close' letters have been sent to customers since April with tranches of letters being sent out on a weekly basis. Customers have six months to choose a new provider, move their banking relationship and close their account with Ulster Bank.

−	Work continues on managing the residual activities of the bank, including remaining asset sales.

H1 2022 performance
−
Total income was €36 million, or 48.6%, lower than H1 2021 reflecting reduced business levels following the decision to withdraw, coupled with the cost of an inter-group liquidity facility that was put in place as part of the arrangements to manage deposit outflows.

−
Other operating expenses were €30 million, or 11.6%, higher than H1 2021, due to higher withdrawal-related programme costs and a one-off pension charge being partially offset by lower regulatory levies and a 5.3% reduction in headcount. Ulster Bank RoI incurred €31 million of withdrawal-related direct costs in H1 2022.

−
A net impairment release of €9 million in H1 2022 reflects improvements in the reducing portfolio and releases of COVID-related post-model adjustments, partially offset by new post-model adjustments for current macro-economic and divestment risks.

−
Net loans to customers decreased by €6.7 billion, or 84.8%, in H1 2022 as €5.9 billion of tracker loans were reclassified as Assets held for sale and as repayments continue to exceed gross new lending.

−	Customer deposits decreased by €3.5 billion, or 16.0%, in H1 2022 due to reducing personal deposits as customers continue to close their accounts.
−
RWAs increased by €1.7 billion in H1 2022 due to temporary model adjustments as a result of new regulations applicable to IRB models, partially offset by asset sales, other repayments and facility maturities in the context of the phased withdrawal.

Q2 2022 performance
−	Total income was €12 million, or 48.0%, lower than Q1 2022 reflecting reduced business levels and the cost of the inter-group liquidity facility.
−	Other operating expenses were €20 million, or 14.9%, higher than Q1 2022 due to higher withdrawal-related programme costs and a one-off pension charge.
−	Impairment losses of €26 million in Q2 2022 reflect post-model adjustments for current macro-economic and divestment risks.
−	RWAs reduced by €0.6 billion in Q2 2022 due to asset sales, other repayments and facility maturities in the context of the phased withdrawal.

Business performance summary

Ulster Bank RoI continued

Total Ulster Bank RoI including discontinued operations
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	€m	€m	€m	€m	€m
Total income	219	279	101	118	137
Operating expenses	(330)	(299)	(182)	(148)	(156)
of which: Other operating expenses	(317)	(284)	(169)	(148)	(151)
Impairment releases/(losses)	83	13	53	30	(1)
Operating loss	(28)	(7)	(28)	-	(20)

			As at
			30 June	31 March	31 December
			2022	2022	2021
			€bn	€bn	€bn
Net loans to customers - amortised cost			17.7	18.4	18.6
Customer deposits			18.4	20.4	21.9
RWAs			12.6	13.2	10.9

Central items & other

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Central items not allocated	184	83	10	174	110

An operating profit of £184 million within central items not allocated includes gains resulting from risk management derivatives not in hedge accounting relationships of £315 million.

Segment performance

	Half year ended 30 June 2022
	Go-forward group
					Total
				Central	excluding		Total
	Retail	Private	Commercial &	items &	Ulster	Ulster	NatWest
	Banking	Banking	Institutional	other	Bank RoI	Bank RoI	Group
	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,340	315	1,764	(91)	4,328	6	4,334
Own credit adjustments	-	-	52	-	52	-	52
Other non-interest income	214	146	1,121	325	1,806	27	1,833
Total income	2,554	461	2,937	234	6,186	33	6,219
Direct expenses	(320)	(102)	(736)	(2,181)	(3,339)	(145)	(3,484)
Indirect expenses	(864)	(182)	(998)	2,142	98	(98)	-
Other operating expenses	(1,184)	(284)	(1,734)	(39)	(3,241)	(243)	(3,484)
Litigation and conduct costs	(58)	(1)	(86)	(13)	(158)	(11)	(169)
Operating expenses	(1,242)	(285)	(1,820)	(52)	(3,399)	(254)	(3,653)
Operating profit/(loss) before
impairment (losses)/releases	1,312	176	1,117	182	2,787	(221)	2,566
Impairment (losses)/releases	(26)	11	59	2	46	8	54
Operating profit/(loss)	1,286	187	1,176	184	2,833	(213)	2,620

Income excluding notable items	2,554	461	2,930	(80)	5,865	33	5,898

Additional information
Return on tangible equity (1)	na	na	na	na	14.1%	na	13.1%
Return on equity (1)	26.3%	20.9%	11.4%	nm	nm	nm	na
Cost:income ratio (1)	48.6%	61.8%	61.1%	nm	54.5%	nm	58.3%
Total assets (£bn)	216.2	30.0	451.5	87.1	784.8	21.7	806.5
Funded assets (£bn) (1)	216.2	30.0	343.4	85.8	675.4	21.7	697.1
Net loans to customers - amortised cost (£bn)	188.7	18.8	127.3	26.8	361.6	1.0	362.6
Loan impairment rate (1)	3bps	(12)bps	(9)bps	nm	(3)bps	nm	(3)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.4)	-	(3.0)	(0.4)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	-	(1.6)	(0.4)	(2.0)
Customer deposits (£bn)	190.5	41.6	223.2	20.9	476.2	15.9	492.1
Risk-weighted assets (RWAs) (£bn)	53.0	11.3	103.0	1.7	169.0	10.8	179.8
RWA equivalent (RWAe) (£bn)	53.0	11.3	101.4	2.2	167.9	10.8	178.7
Employee numbers (FTEs - thousands)	13.9	2.0	11.8	29.4	57.1	1.8	58.9
Third party customer asset rate (2)	2.59%	2.65%	3.01%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.07%)	(0.07%)	(0.06%)	nm	nm	0.05%	nm
Bank average interest earning assets (£bn) (1)	186.8	19.0	125.2	nm	336.9	na	336.9
Bank net interest margin (1)	2.53%	3.34%	2.84%	nm	2.59%	na	2.59%
nm = not meaningful, na = not applicable.

For the notes to this table, refer to page 18.

Segment performance

	Half year ended 30 June 2021
	Go-forward group
					Total
				Central	excluding		Total
	Retail	Private	Commercial &	items &	Ulster	Ulster	NatWest
	Banking	Banking	Institutional	other	Bank RoI	Bank RoI	Group
	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,976	232	1,487	34	3,729	15	3,744
Own credit adjustments	-	-	1	(1)	-	-	-
Other non-interest income	174	136	986	51	1,347	50	1,397
Total income	2,150	368	2,474	84	5,076	65	5,141
Direct expenses	(359)	(92)	(874)	(2,051)	(3,376)	(141)	(3,517)
Indirect expenses	(819)	(162)	(915)	1,981	85	(85)	-
Other operating expenses	(1,178)	(254)	(1,789)	(70)	(3,291)	(226)	(3,517)
Litigation and conduct costs	(9)	5	(35)	70	31	(13)	18
Operating expenses	(1,187)	(249)	(1,824)	-	(3,260)	(239)	(3,499)
Operating profit/(loss) before
impairment releases/(losses)	963	119	650	84	1,816	(174)	1,642
Impairment releases/(losses)	57	27	613	(1)	696	(13)	683
Operating profit/(loss)	1,020	146	1,263	83	2,512	(187)	2,325

Income excluding notable items	2,150	368	2,503	25	5,046	65	5,111

Additional information
Return on tangible equity (1)	na	na	na	na	12.8%	na	11.7%
Return on equity (1)	27.5%	14.2%	12.1%	nm	nm	nm	na
Cost:income ratio (1)	55.2%	67.7%	73.0%	nm	63.7%	nm	67.6%
Total assets (£bn)	204.2	27.7	442.2	76.4	750.5	25.4	775.9
Funded assets (£bn) (1)	204.2	27.7	334.5	74.5	640.9	25.4	666.3
Net loans to customers - amortised cost (£bn)	178.1	18.0	125.2	24.7	346.0	16.7	362.7
Loan impairment rate (1)	(6)bps	(30)bps	(96)bps	nm	(40)bps	nm	(37)bps
Impairment provisions (£bn)	(1.6)	(0.1)	(2.3)	-	(4.0)	(0.7)	(4.7)
Impairment provisions - stage 3 (£bn)	(0.8)	-	(1.0)	-	(1.8)	(0.4)	(2.2)
Customer deposits (£bn)	184.1	34.7	212.4	17.5	448.7	18.5	467.2
Risk-weighted assets (RWAs) (£bn)	35.6	11.2	104.0	1.7	152.5	10.5	163.0
RWA equivalent (RWAe) (£bn)	35.6	11.3	105.8	1.8	154.5	10.5	165.0
Employee numbers (FTEs - thousands)	15.3	1.9	12.3	27.1	56.6	1.9	58.5
Third party customer asset rate (2)	2.70%	2.36%	2.71%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.07%)	-	(0.02%)	nm	nm	0.01%	nm
Bank average interest earning assets (£bn) (1)	176.3	17.9	120.5	nm	320.6	na	320.6
Bank net interest margin (1)	2.26%	2.62%	2.49%	nm	2.35%	na	2.35%
nm = not meaningful, na = not applicable.

For the notes to this table, refer to page 18.

Segment performance

	Quarter ended 30 June 2022
	Go-forward group
					Total
				Central	excluding		Total
	Retail	Private	Commercial &	items &	Ulster	Ulster	NatWest
	Banking	Banking	Institutional	other	Bank RoI	Bank RoI	Group
	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,228	172	961	(56)	2,305	2	2,307
Own credit adjustments	-	-	34	-	34	-	34
Other non-interest income	109	73	567	111	860	10	870
Total income	1,337	245	1,562	55	3,199	12	3,211
Direct expenses	(159)	(53)	(329)	(1,144)	(1,685)	(81)	(1,766)
Indirect expenses	(434)	(93)	(525)	1,101	49	(49)	-
Other operating expenses	(593)	(146)	(854)	(43)	(1,636)	(130)	(1,766)
Litigation and conduct costs	(4)	-	(44)	(8)	(56)	(11)	(67)
Operating expenses	(597)	(146)	(898)	(51)	(1,692)	(141)	(1,833)
Operating profit/(loss) before
Impairment (losses)/releases	740	99	664	4	1,507	(129)	1,378
Impairment (losses)/releases	(21)	6	48	6	39	(21)	18
Operating profit/(loss)	719	105	712	10	1,546	(150)	1,396

Income excluding notable items	1,337	245	1,573	(53)	3,102	12	3,114

Additional information
Return on tangible equity (1)	na	na	na	na	16.5%	na	15.2%
Return on equity (1)	29.5%	23.5%	14.0%	nm	nm	nm	na
Cost:income ratio (1)	44.7%	59.6%	56.6%	nm	52.4%	nm	56.7%
Total assets (£bn)	216.2	30.0	451.5	87.1	784.8	21.7	806.5
Funded assets (£bn) (1)	216.2	30.0	343.4	85.8	675.4	21.7	697.1
Net loans to customers - amortised cost (£bn)	188.7	18.8	127.3	26.8	361.6	1.0	362.6
Loan impairment rate (1)	4bps	(13)bps	(15)bps	nm	(4)bps	nm	(2)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.4)	-	(3.0)	(0.4)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	-	(1.6)	(0.4)	(2.0)
Customer deposits (£bn)	190.5	41.6	223.2	20.9	476.2	15.9	492.1
Risk-weighted assets (RWAs) (£bn)	53.0	11.3	103.0	1.7	169.0	10.8	179.8
RWA equivalent (RWAe) (£bn)	53.0	11.3	101.4	2.2	167.9	10.8	178.7
Employee numbers (FTEs - thousands)	13.9	2.0	11.8	29.4	57.1	1.8	58.9
Third party customer asset rate (2)	2.59%	2.77%	3.19%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.10%)	(0.13%)	(0.09%)	nm	nm	0.04%	nm
Bank average interest earning assets (£bn) (1)	188.1	19.1	124.9	nm	340.0	na	340.0
Bank net interest margin (1)	2.62%	3.60%	3.09%	nm	2.72%	na	2.72%
nm = not meaningful, na = not applicable.

For the notes to this table, refer to page 18.

Segment performance

	Quarter ended 31 March 2022
	Go-forward group
					Total
				Central	excluding		Total
	Retail	Private	Commercial &	items &	Ulster	Ulster	NatWest
	Banking	Banking	Institutional	other	Bank RoI	Bank RoI	Group
	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,112	143	803	(35)	2,023	4	2,027
Own credit adjustments	-	-	18	-	18	-	18
Other non-interest income	105	73	554	214	946	17	963
Total income	1,217	216	1,375	179	2,987	21	3,008
Direct expenses	(161)	(49)	(407)	(1,037)	(1,654)	(64)	(1,718)
Indirect expenses	(430)	(89)	(473)	1,041	49	(49)	-
Other operating expenses	(591)	(138)	(880)	4	(1,605)	(113)	(1,718)
Litigation and conduct costs	(54)	(1)	(42)	(5)	(102)	-	(102)
Operating expenses	(645)	(139)	(922)	(1)	(1,707)	(113)	(1,820)
Operating profit/(loss) before
impairment (losses)/releases	572	77	453	178	1,280	(92)	1,188
Impairment (losses)/releases	(5)	5	11	(4)	7	29	36
Operating profit/(loss)	567	82	464	174	1,287	(63)	1,224

Income excluding notable items	1,217	216	1,357	(27)	2,763	21	2,784

Additional information
Return on tangible equity (1)	na	na	na	na	11.9%	na	11.3%
Return on equity (1)	23.1%	18.2%	8.8%	nm	nm	nm	na
Cost:income ratio (1)	53.0%	64.4%	66.3%	nm	56.7%	nm	60.1%
Total assets (£bn)	210.7	29.6	433.5	89.3	763.1	22.3	785.4
Funded assets (£bn) (1)	210.7	29.6	334.6	88.2	663.1	22.3	685.4
Net loans to customers - amortised cost (£bn)	184.9	18.7	126.6	28.8	359.0	6.3	365.3
Loan impairment rate (1)	1bp	(11)bps	(3)bps	nm	-	nm	(1)bp
Impairment provisions (£bn)	(1.5)	(0.1)	(1.6)	-	(3.2)	(0.4)	(3.6)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	-	(1.6)	(0.4)	(2.0)
Customer deposits (£bn)	189.7	40.3	217.9	17.7	465.6	17.3	482.9
Risk-weighted assets (RWAs) (£bn)	52.2	11.5	100.3	1.6	165.6	11.2	176.8
RWA equivalent (RWAe) (£bn)	52.2	11.5	102.6	1.9	168.2	11.2	179.4
Employee numbers (FTEs - thousands)	14.0	1.9	11.8	28.7	56.4	1.8	58.2
Third party customer asset rate (2)	2.59%	2.53%	2.83%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.05%)	(0.01%)	(0.02%)	nm	nm	0.06%	nm
Bank average interest earning assets (£bn) (1)	185.5	18.9	121.0	nm	333.3	na	333.3
Bank net interest margin (1)	2.43%	3.07%	2.69%	nm	2.46%	na	2.46%
nm = not meaningful, na = not applicable.

For the notes to this table, refer to the following page.

Segment performance

	Quarter ended 30 June 2021
	Go-forward group
					Total
				Central	excluding		Total
	Retail	Private	Commercial &	items &	Ulster	Ulster	NatWest
	Banking	Banking	Institutional	other	Bank RoI	Bank RoI	Group
	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,003	117	762	10	1,892	8	1,900
Own credit adjustments	-	-	(1)	(1)	(2)	-	(2)
Other non-interest income	91	66	460	34	651	22	673
Total income	1,094	183	1,221	43	2,541	30	2,571
Direct expenses	(171)	(49)	(428)	(999)	(1,647)	(82)	(1,729)
Indirect expenses	(422)	(79)	(446)	986	39	(39)	-
Other operating expenses	(593)	(128)	(874)	(13)	(1,608)	(121)	(1,729)
Litigation and conduct costs	(7)	-	(35)	80	38	(4)	34
Operating expenses	(600)	(128)	(909)	67	(1,570)	(125)	(1,695)
Operating profit/(loss) before
impairment releases/(losses)	494	55	312	110	971	(95)	876
Impairment releases/(losses)	91	27	488	-	606	(9)	597
Operating profit/(loss)	585	82	800	110	1,577	(104)	1,473

Income excluding notable items	1,094	183	1,234	(9)	2,502	30	2,532

Additional information
Return on tangible equity (1)	na	na	na	na	17.3%	na	15.6%
Return on equity (1)	32.0%	15.9%	15.9%	nm	nm	nm	na
Cost:income ratio (1)	54.8%	69.9%	73.7%	nm	61.3%	nm	65.5%
Total assets (£bn)	204.2	27.7	442.2	76.4	750.5	25.4	775.9
Funded assets (£bn) (1)	204.2	27.7	334.5	74.5	640.9	25.4	666.3
Net loans to customers - amortised cost (£bn)	178.1	18.0	125.2	24.7	346.0	16.7	362.7
Loan impairment rate (1)	(20)bps	(60)bps	(153)bps	nm	(69)bps	nm	(65)bps
Impairment provisions (£bn)	(1.6)	(0.1)	(2.3)	-	(4.0)	(0.7)	(4.7)
Impairment provisions - stage 3 (£bn)	(0.8)	-	(1.0)	-	(1.8)	(0.4)	(2.2)
Customer deposits (£bn)	184.1	34.7	212.4	17.5	448.7	18.5	467.2
Risk-weighted assets (RWAs) (£bn)	35.6	11.2	104.0	1.7	152.5	10.5	163.0
RWA equivalent (RWAe) (£bn)	35.6	11.3	105.8	1.8	154.5	10.5	165.0
Employee numbers (FTEs - thousands)	15.3	1.9	12.3	27.1	56.6	1.9	58.5
Third party customer asset rate (2)	2.67%	2.36%	2.81%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.06%)	-	(0.04%)	nm	nm	0.01%	nm
Bank average interest earning assets (£bn) (1)	177.3	18.1	121.0	nm	323.0	na	323.0
Bank net interest margin (1)	2.27%	2.60%	2.52%	nm	2.35%	na	2.35%
nm = not meaningful, na = not applicable.

(1)       Refer to the appendix for details of basis of preparation and reconciliation of non-IFRS performance measures where relevant.
(2)       Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

Risk and capital management

Certain disclosures in the Risk and capital management section are within the scope of EY's review report and are marked as reviewed in the section header.

Risk and capital management

Credit risk

Economic loss drivers (reviewed)
Introduction
The portfolio segmentation and selection of economic loss drivers for IFRS 9 follow closely the approach used in stress testing. To enable robust modelling, the forecasting models for each portfolio segment (defined by product or asset class and, where relevant, industry sector and region) are based on a selected, small number of economic factors (typically three to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgment.

The most material economic loss drivers are shown in the table below.

Portfolio	Economic loss drivers
UK retail mortgages	UK unemployment rate, sterling swap rate, UK house price index, UK household debt to income
UK retail unsecured	UK unemployment rate, sterling swap rate, UK household debt to income
UK large corporates	World GDP, UK unemployment rate, sterling swap rate, stock price index
UK commercial	UK GDP, UK unemployment rate, sterling swap rate
UK commercial real estate	UK GDP, UK commercial property price index, sterling swap rate, stock price index
RoI retail mortgages	RoI unemployment rate, European Central Bank base rate, RoI house price index

(1)     This is not an exhaustive list of economic loss drivers but shows the most material drivers for the most significant portfolios.

Economic scenarios
At 30 June 2022, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected a range of outcomes associated with the most prominent risks facing the economy, and the associated effects on labour and asset markets.

The four economic scenarios are translated into forward-looking projections of credit cycle indices (CCIs) using a set of econometric models. Subsequently the CCI projections for the individual scenarios are averaged into a single central CCI projection according to the given scenario probabilities. The central CCI projection is then overlaid with an additional mean reversion assumption, i.e. after reaching their worst forecast position the CCIs start to gradually revert to their long-run average of zero.

Upside - This scenario assumes a very strong recovery through 2022 as consumers dip into excess savings built up since amidst COVID-19. The labour market remains resilient, with the unemployment rate falling substantially below pre-COVID-19 levels. Inflation is marginally higher than the base case but eventually retreats close to the target without substantial tightening and with no major effect on growth. The housing market shows a strong performance.

Base case - After a strong recovery in 2021, growth moderates in 2022 as real incomes decline and consumer confidence falls. The unemployment rate decreases initially but subsequently increases above pre-COVID-19 levels, although remains low by historical standards. Inflation remains elevated at close to current levels through to early 2023 before retreating. Interest rates are raised to 2% to control price pressures. There is a gradual cooling in the housing market, but activity remains firm. As inflation retreats, economic growth returns to its pre-COVID-19 pace over the course of 2023, remaining steady through the forecast period.

Downside - This scenario assumes that inflation accelerates to 15%, triggered by further escalation in geopolitical tensions and an associated rise in energy prices. This undermines the recovery, harming business and consumer confidence and pushing the economy into recession. Unemployment rate rises above the levels seen during COVID-19 and there is a modest decline in house prices. Inflation subsequently normalises, paving the way for cuts to interest rates and recovery.

Extreme downside - The trigger for the extreme downside is similar to the downside scenario. However, in this scenario, inflation remains more persistent, necessitating a significant degree of rate tightening. This tighter policy and fall in real income leads to a deep recession. There is widespread job shedding in the labour market while asset prices see deep corrections, with housing market falls higher than those seen during previous episodes. The recovery is tepid throughout the five-year period, meaning only a gradual decline in joblessness.

For June 2022, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation and asset price falls around which there are pronounced levels of uncertainty.

The tables below provide details of the key economic loss drivers under the four scenarios.

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the main macroeconomic variables table below. The compound annual growth rate (CAGR) for GDP is shown. It also shows the five-year average for unemployment and the Bank of England base rate. The house price index and commercial real estate figures show the total change in each asset over five years.

Risk and capital management

Credit risk continued

Economic loss drivers (reviewed)
Main macroeconomic variables	30 June 2022				31 December 2021
				Extreme				Extreme
	Upside	Base case	Downside	downside	Upside	Base case	Downside	downside
Five-year summary	%	%	%	%	%	%	%	%
UK
GDP - CAGR	1.7	1.1	0.8	(0.1)	2.4	1.7	1.4	0.6
Unemployment - average	3.3	4.0	4.5	6.3	3.5	4.2	4.8	6.7
House price index - total change	24.4	13.7	(0.9)	(10.5)	22.7	12.1	4.3	(5.3)
Commercial real estate price - total change	7.5	(2.6)	(6.8)	(14.5)	18.2	7.2	5.5	(6.4)
Bank of England base rate - average	1.5	1.8	0.6	2.7	1.5	0.8	0.7	(0.5)
Consumer price index - CAGR	2.7	2.9	3.9	7.2	2.7	2.5	3.1	1.5

Republic of Ireland
GDP - CAGR	4.6	3.9	2.9	2.1	4.4	3.7	2.9	1.6
Unemployment - average	3.8	4.9	6.5	7.7	4.2	5.2	6.8	9.3
House price index - total change	28.9	22.2	6.3	(1.9)	30.3	23.4	16.3	4.6
European Central Bank base rate - average	1.3	2.0	0.1	1.4	0.8	0.1	0.2	-

World GDP - CAGR	3.8	3.4	2.0	1.0	3.5	3.2	2.6	0.6

Probability weight	21.0	45.0	20.0	14.0	30.0	45.0	20.0	5.0

(3)       The five year period starts after Q1 2022 for 30 June 2022 and Q3 2021 for 31 December 2021.
(4)       CAGR and total change figures are not comparable with 31 December 2021 data, as the starting quarters are different.

Probability weightings of scenarios
NatWest Group's approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. The scale of the economic effect of COVID-19 and the range of recovery paths had necessitated subjective assignment of probability weights. However, for June 2022, NatWest Group resurrected the quantitative approach used pre-COVID-19. The approach involves comparing UK GDP paths for NatWest Group's scenarios against a set of 1,000 model runs, following which a percentile in the distribution is established that most closely corresponded to the scenario. The probability weight for the base case is set based on judgement while probability weights for the alternate scenarios are assigned based on these percentile scores.

A 21% weighting was applied to the upside scenario (compared to 30% at 31 December 2021), a 45% weighting applied to the base case scenario (unchanged from 31 December 2021), a 20% weighting applied to the downside scenario (unchanged from 31 December 2021) and a 14% weighting applied to the extreme downside scenario (compared to 5% at 31 December 2021).

The assigned probability weights reflect the outputs of NatWest Group's quantitative approach and were judged to be aligned with subjective assessment of balance of the risks in the economy, presenting good coverage to the range of outcomes assumed in the central scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. The current geopolitical tensions pose considerable uncertainty to the economic outlook, with respect to their persistence, range of outcomes and subsequent impacts on inflation and economic activity. Given that backdrop, and the higher possibility of a more challenging economic backdrop than assumed in the base case, NatWest Group judged it appropriate to apply a lower probability weight to the upside scenario and a higher probability to downside-biased scenarios, than at 31 December 2021.

Risk and capital management
Credit risk continued
Economic loss drivers (reviewed)
Annual figures
GDP - annual growth
				Extreme					Extreme
	Upside	Base case	Downside	downside		Upside	Base case	Downside	downside
UK	%	%	%	%	Republic of Ireland	%	%	%	%
2022	4.8	3.5	2.7	2.7	2022	6.9	6.1	5.8	5.6
2023	2.9	0.8	(2.4)	(5.1)	2023	7.1	4.8	(0.2)	(3.8)
2024	1.7	1.4	2.1	0.3	2024	4.4	3.6	2.5	1.5
2025	1.3	1.1	2.1	2.4	2025	3.1	3.5	4.5	5.1
2026	1.1	1.3	2.0	2.2	2026	2.8	2.8	2.8	2.7

Unemployment rate - annual average
				Extreme					Extreme
	Upside	Base case	Downside	downside		Upside	Base case	Downside	downside
UK	%	%	%	%	Republic of Ireland	%	%	%	%
2022	3.4	3.6	3.8	3.8	2022	4.8	5.2	5.9	5.8
2023	3.0	3.8	4.9	5.9	2023	3.6	4.9	8.1	9.3
2024	3.3	4.0	4.8	8.7	2024	3.7	4.8	6.8	8.4
2025	3.4	4.2	4.5	7.5	2025	3.7	4.7	5.9	7.4
2026	3.5	4.3	4.4	5.5	2026	3.7	4.7	5.6	7.0

House price index - four quarter growth
				Extreme					Extreme
	Upside	Base case	Downside	downside		Upside	Base case	Downside	downside
UK	%	%	%	%	Republic of Ireland	%	%	%	%
2022	9.7	5.1	2.4	2.4	2022	10.0	7.3	4.0	3.4
2023	5.5	2.0	(11.7)	(20.4)	2023	9.6	4.3	(5.7)	(20.0)
2024	2.9	1.9	0.4	(4.6)	2024	1.6	3.5	1.0	(3.4)
2025	3.0	2.7	5.0	12.3	2025	2.6	3.1	3.4	15.1
2026	3.5	3.2	6.0	4.4	2026	4.1	4.0	5.4	8.4

Commercial real estate price - four quarter growth					Bank of England base rate - annual average
				Extreme					Extreme
	Upside	Base case	Downside	downside		Upside	Base case	Downside	downside
UK	%	%	%	%	UK	%	%	%	%
2022	9.5	6.8	(3.3)	(3.2)	2022	1.05	1.28	1.05	1.05
2023	3.9	0.2	(10.8)	(27.6)	2023	1.63	2.00	1.12	2.31
2024	1.4	(0.1)	4.5	8.5	2024	1.69	2.00	0.10	4.00
2025	-	(1.5)	4.6	13.1	2025	1.50	1.75	0.18	3.38
2026	(1.4)	(2.1)	4.6	5.3	2026	1.44	1.73	0.44	2.25

Consumer price index - four quarter growth
				Extreme
	Upside	Base case	Downside	downside
UK	%	%	%	%
2022	9.5	8.4	9.3	9.3
2023	(0.9)	1.1	8.1	13.7
2024	2.0	2.0	0.4	6.4
2025	2.0	2.0	1.4	4.2
2026	2.0	2.0	1.7	3.6

Worst points	30 June 2022				31 December 2021
			Extreme				Extreme
	Downside		downside		Downside		downside
UK	%	Quarter	%	Quarter	%	Quarter	%	Quarter
GDP	(3.6)	Q1 2023	(7.4)	Q3 2023	(1.8)	Q1 2022	(7.9)	Q1 2022
Unemployment rate (peak)	5.1	Q3 2023	9.0	Q2 2024	5.4	Q1 2023	9.4	Q4 2022
House price index	(12.9)	Q2 2024	(28.0)	Q2 2024	(3.0)	Q3 2023	(26.0)	Q2 2023
Commercial real estate price	(20.7)	Q2 2023	(34.7)	Q1 2024	(2.5)	Q1 2022	(29.8)	Q3 2022
Bank of England base rate	1.5	Q4 2022	4.0	Q1 2024	1.5	Q4 2022	(0.5)	Q2 2022
Consumer price index	14.8	Q2 2023	14.8	Q2 2023	7.9	Q4 2022	4.3	Q4 2021

Republic of Ireland
GDP	-	Q2 2023	(2.9)	Q3 2023	(0.7)	Q1 2022	(8.9)	Q2 2022
Unemployment rate (peak)	8.6	Q3 2023	10.5	Q3 2023	9.4	Q2 2022	15.1	Q2 2022
House price index	(4.4)	Q2 2024	(26.5)	Q2 2024	(0.1)	Q4 2022	(25.1)	Q2 2023

(1)     For the unemployment rate, the figures show the peak levels. For the Bank of England base rate, the figures show highest or lowest levels. For other parameters, the figures show falls relative to the starting period. The calculations are performed over five years, with a starting point of Q1 2022 for 30 June 2022 scenarios.

Risk and capital management
Credit risk continued

Economic loss drivers (reviewed)

Use of the scenarios in Personal lending

Personal lending follows a discrete scenario approach. The probability of default (PD) and loss given default (LGD) values for each discrete scenario are calculated using product-specific econometric models. Each account has a PD and LGD calculated as probability weighted-averages across the suite of economic scenarios.

Use of the scenarios in Wholesale lending

The Wholesale lending ECL methodology is based on the concept of CCIs. The CCIs represent, similar to the exogenous component in Personal, all relevant economic loss drivers for a region/industry segment aggregated into a single index value that describes the loss rate conditions in the respective segment relative to its long-run average. A CCI value of zero corresponds to loss rates at long-run average levels, a positive CCI value corresponds to loss rates below long-run average levels and a negative CCI value corresponds to loss rates above long-run average levels.

Finally, ECL is calculated using a Monte Carlo approach by averaging PD and LGD values arising from many CCI paths simulated around the central CCI projection.

The rationale for the Wholesale approach is the long-standing observation that loss rates in Wholesale portfolios tend to follow regular cycles. This allows NatWest Group to enrich the range and depth of future economic conditions embedded in the final ECL beyond what would be obtained from using the discrete macro-economic scenarios alone.

Business banking, while part of the Wholesale segment, for reporting purposes, utilises the Personal lending rather than the Wholesale lending methodology.

UK economic uncertainty
Businesses are still trying to recover fully from the effects of COVID-19 and to service additional debt which was accessed during the period. New headwinds on inflation, cost of living and supply chain disruption have arisen.
Inflation and supply chain issues are presenting significant headwinds for some businesses and sectors. These are a result of various factors and in many cases are compounding and look set to remain a feature of the economic environment into 2023. NatWest Group has considered where these are most likely to affect the customer base, including assessing which businesses that NatWest Group does not believe will fully pass the costs onto the consumer and those that can, driving further cost of living risks. In addition, while a direct impact from the Russian invasion of Ukraine is limited, the contagion events of supply chain disruption is still anticipated with European economies being dependent on Russia, Ukraine and Belarus for a number of commodities.
The effects of these risks are not expected to be fully captured by forward-looking credit modelling, particularly given the unique high inflation, low unemployment base-case outlook. Any incremental ECL effects for these risks will be captured via post-model adjustments and are detailed further in the Governance and post-model adjustments section.
Personal customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk are no longer collectively migrated into Stage 2, given the lack of observable default emergence from these segments and with the focus of high-risk segment monitoring now shifting to the effects of inflation and the growing cost of living effect on customers.
Model monitoring and enhancement
As of January 2022, a new regulatory definition of default for was introduced in line with PRA and EBA guidance. This definition of default was also adopted for IFRS 9. Underlying observed one-year default rates (after isolating one-off effects from the new definition of default) across all portfolios still trend at or below pre-COVID-19 levels. As a result, most recent back-testing of forward-looking IFRS 9 PDs continues to show some overprediction in some portfolios. As in previous quarters, model recalibrations to adjust for this overprediction have been deferred based on the judgment that low default rate actuals during COVID-19 were distorted, due to government support.
Going forward, NatWest Group expects potential increases in default emergence to come primarily from forward-looking risks like high inflation and rising interest rates, rather than from delayed COVID-19 effects. Therefore, previously applied lags to the projections from the economic forecasting models of up to 12 months have been discontinued.
For Personal mortgages, new fully redeveloped PD and LGD models were implemented in Q1, which removed the need for several model adjustments. In addition, newly approved IFRS 9 models for Personal unsecured portfolios are at a parallel run stage awaiting implementation in Q3 2022, with expected effects on staging and ECL captured at 30 June 2022 used to support the reported ECL estimates.
Scenario sensitivity - Personal only
For the unsecured Personal lending portfolios, the ECL sensitivity analyses now leverage the newly approved PD models.

Risk and capital management
Credit risk continued
UK economic uncertainty

Governance and post model adjustments (reviewed)

The IFRS 9 PD, EAD and LGD models are subject to NatWest Group's model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to formal approval through provisioning governance, and were categorised as follows (business level commentary is provided below):

−       Deferred model calibrations - ECL adjustments where PD model monitoring indicated that actual defaults were below estimated levels but where it was judged that an implied ECL release was not supportable due to the influence of government support schemes on default levels in the past two years. As a consequence, any potential ECL release was deferred and retained on the balance sheet until modelled ECL levels are affirmed by new model parallel runs or similar analyses.
−       Economic uncertainty - ECL adjustments primarily arising from uncertainties associated with increased inflation and cost of living risks as well as supply chain disruption, along with the residual effect of COVID-19 and government support schemes. In all cases, management judged that additional ECL was required until further credit performance data became available as the full effects of these issues matures.
−       Other adjustments - ECL adjustments where it was judged that the modelled ECL required to be amended.

Post-model adjustments will remain a key focus area of NatWest Group's ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both commercial and consumer) that are likely to be more susceptible to inflation, cost of living and supply chain risks.

ECL post model adjustments	Retail Banking		Private	Commercial &	Ulster Bank RoI (1)
	Mortgages	Other	Banking	Institutional	Mortgages	Other	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m
Deferred model calibrations	-	-	-	64	-	2	66
Economic uncertainty	97	82	11	388	-	5	583
Other adjustments	28	(26)	-	12	160	18	192
Total	125	56	11	464	160	25	841

Of which:
- Stage 1	39	20	2	58	5	2	126
- Stage 2	63	36	9	404	9	22	543
- Stage 3	23	-	-	2	146	1	172

31 December 2021
Deferred model calibrations	58	97	-	62	-	2	219
Economic uncertainty	60	99	5	391	6	23	584
Other adjustments	37	-	-	5	156	-	198
Total	155	196	5	458	162	25	1,001

Of which:
- Stage 1	9	5	-	15	4	1	34
- Stage 2	126	164	5	443	7	26	771
- Stage 3	20	27	-	-	151	(2)	196

(1)       Excludes £34 million (31 December 2021 - £49 million) of post model adjustments (mortgages - £0.4 million; other - £33.6 million (31 December 2021 - mortgages £4 million; other - £45 million)) for Ulster Bank RoI disclosed as transfers to disposal groups.

Risk and capital management

Credit risk continued

−     Retail Banking - The judgemental post-model adjustment for deferred model calibrations of £155 million at 31 December 2021 was no longer required. This was due, firstly, to the removal of the mortgage element of this post model adjustment because of the implementation of a new IFRS 9 PD model in Q1 2022. In addition, the effects of new PD models on loan and overdraft portfolios are now captured in the staging and ECL estimates at 30 June 2022, negating the need for further management judgement on PD calibration adjustments.
−     The post-model adjustment for economic uncertainty increased from £159 million to £179 million, reflecting the increased level of uncertainty since 31 December 2021 as a result of sharply rising inflation, cost of living pressures and the expected effect on consumers and the broader economy. The primary element of these economic uncertainty adjustments was a new £152 million ECL uplift, to capture the risk on segments of the Retail portfolio that are more susceptible to the effects of cost of living rises, focusing on key affordability lenses, including customers with lower incomes in fuel poverty and over-indebted borrowers. This adjustment has superseded the previously held £26 million for COVID-19 payment holiday high-risk customers and the £69 million judgemental ECL release holdback at 31 December 2021. This demonstrated management's view of a dissipating risk of economic effects from COVID-19 with the focus now on risks associated with cost of living and affordability. The introduction of the new cost of living post-model adjustment at 30 June 2022 allocated more ECL to Stage 1 given the forward-looking nature of the cost of living and inflation threat, whereas the previous COVID-19 post-model adjustments were focused on Stage 2 (for example, high-risk payment holiday cases migrated into Stage 2).
−     Other judgmental overlays included a post model adjustment of £16 million to capture the effect of potential cladding risk in the portfolio. In addition, a temporary £26 million ECL reduction adjustment was in place to reflect, on a forward-looking basis, the associated effects of a new credit card PD model that is pending implementation.
−     Commercial & Institutional - The post-model adjustment for economic uncertainty remained broadly stable at £388 million (31 December 2021 - £391 million.) It included an overlay of £336 million to cover the residual risks from COVID-19, including the risk that government support schemes, during COVID-19 could have suppressed defaults that may materialise in future periods above expected default levels, concerns surrounding associated debt to customers that have utilised government support schemes and a new risk from inflation and supply chain issues which will present significant new headwinds for a number of sectors. The amount relating to the new inflation and supply chain risk was £107 million and is a mechanistic adjustment, where a sector-level downgrade was applied to the sectors that were considered most at risk from these headwinds.
−     The post-model adjustment for deferred model calibrations on the business banking portfolio was broadly unchanged at £64 million (31 December 2021 - £62 million). This reflected management's judgment that the modelled ECL reduction remained unsupportable while portfolio performance was being underpinned by the various support schemes. New business banking models are currently being developed in H2 2022 in part to address this concern.
−     Other adjustments included an overlay of £9 million to mitigate the effect of operational timing delays in the identification and flagging of a significant increase in credit risk (SICR). This increased from £2 million at 31 December 2021, mainly as a result of increased Stage 1 balances and an increase in Stage 1 into Stage 3 flows.
−     Ulster Bank RoI - The post model adjustment for economic uncertainty reduced to £5 million from £29 million owing to a decrease in the amount of COVID-19 related adjustments. Other adjustments increased to £178 million from £156 million reflecting management opinion that continuing actions on the phased withdrawal of Ulster Bank RoI from the Republic of Ireland market will lead to higher, and/or earlier, crystallisation of losses.

Risk and capital management

Credit risk continued

Wholesale support schemes
The table below shows the sector split for the Bounce Back Loan Scheme (BBLS) as well as associated debt split by stage. Associated debt refers to the non-BBLS lending to customers who also have BBLS lending.

	Gross carrying amount
	BBL				Associated debt				ECL on associated debt
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale
Property	1,240	200	150	1,590	1,078	171	64	1,313	4	16	23
Financial institutions	29	4	1	34	26	2	-	28	-	-	-
Sovereign	6	1	1	8	2	-	-	2	-	-	-
Corporate	3,829	635	689	5,153	2,704	700	109	3,513	10	66	52
Of which:
Agriculture	258	81	11	350	959	256	16	1,231	4	21	7
Airlines and aerospace	4	1	1	6	1	-	-	1	-	-	-
Automotive	264	34	31	329	116	25	4	145	1	2	2
Health	197	24	11	232	320	75	16	411	1	4	4
Land transport and logistics	148	26	27	201	62	11	2	75	-	2	2
Leisure	578	113	84	775	373	154	25	552	1	16	11
Oil and gas	7	2	1	10	4	1	-	5	-	-	-
Retail	670	99	77	846	347	63	14	424	1	7	8
Total	5,104	840	841	6,785	3,810	873	173	4,856	14	82	75

31 December 2021
Wholesale
Property	1,480	218	99	1,797	1,232	165	55	1,452	3	13	18
Financial institutions	33	5	1	39	9	20	3	32	-	1	-
Sovereign	7	1	-	8	2	-	-	2	-	-	-
Corporate	4,593	703	334	5,630	2,481	1,087	84	3,652	10	66	34
Of which:
Agriculture	302	86	6	394	827	396	14	1,237	3	16	4
Airlines and aerospace	5	1	1	7	1	1	-	2	-	-	-
Automotive	309	43	21	373	119	39	2	160	1	2	1
Health	233	26	7	266	287	131	13	431	1	7	3
Land transport and logistics	180	32	19	231	57	26	2	85	-	2	1
Leisure	706	122	55	883	367	208	25	600	1	15	9
Oil and gas	8	2	1	11	3	1	-	4	-	-	-
Retail	800	109	47	956	310	127	8	445	2	7	4
Total	6,113	927	434	7,474	3,724	1,272	142	5,138	13	80	52

Measurement uncertainty and ECL sensitivity analysis (reviewed)
The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 30 June 2022. Scenario impacts on a SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty - default is an observed event as at the balance sheet date. Stage 3 provisions therefore have not been considered in this analysis.

The impact arising from the base case, upside, downside and extreme downside scenarios has been simulated. These scenarios are used in the methodology for Personal multiple economic scenarios as described in the Economic loss drivers section. In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios have been applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Modelled post model adjustments present in the underlying ECL estimates are also sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for deferred model calibrations and economic uncertainty, are not (refer to the Governance and post model adjustments section). As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

NatWest Group's core criterion to identify a SICR is founded on PD deterioration, as discussed above. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

Risk and capital management Credit risk continued Measurement uncertainty and ECL sensitivity analysis (reviewed)
					Extreme
30 June 2022	Actual	Base case	Upside	Downside	downside
Stage 1 modelled exposure (£m)
Retail Banking - mortgages	164,607	164,315	165,182	164,514	162,356
Retail Banking - unsecured	7,714	7,769	7,942	7,662	7,053
Wholesale - property	28,433	28,747	28,878	27,461	23,382
Wholesale - non-property	112,900	116,027	116,679	109,232	94,138
	313,654	316,858	318,681	308,869	286,929
Stage 1 modelled ECL (£m)
Retail Banking - mortgages	45	46	42	50	51
Retail Banking - unsecured	131	157	152	160	141
Wholesale - property	39	33	28	50	83
Wholesale - non-property	155	162	160	171	149
	370	398	382	431	424
Stage 2 modelled exposure (£m)
Retail Banking - mortgages	8,965	9,257	8,390	9,058	11,216
Retail Banking - unsecured	2,829	2,774	2,601	2,881	3,490
Wholesale - property	2,902	2,588	2,457	3,874	7,953
Wholesale - non-property	14,043	10,916	10,264	17,711	32,805
	28,739	25,535	23,712	33,524	55,464
Stage 2 modelled ECL (£m)
Retail Banking - mortgages	76	75	69	76	86
Retail Banking - unsecured	345	302	265	325	424
Wholesale - property	101	78	69	121	300
Wholesale - non-property	543	463	420	616	1,170
	1,065	918	823	1,138	1,980
Stage 1 and Stage 2 modelled exposure (£m)
Retail Banking - mortgages	173,572	173,572	173,572	173,572	173,572
Retail Banking - unsecured	10,543	10,543	10,543	10,543	10,543
Wholesale - property	31,335	31,335	31,335	31,335	31,335
Wholesale - non-property	126,943	126,943	126,943	126,943	126,943
	342,393	342,393	342,393	342,393	342,393
Stage 1 and Stage 2 modelled ECL (£m)
Retail Banking - mortgages	121	121	111	126	137
Retail Banking - unsecured	476	459	417	485	565
Wholesale - property	140	111	97	171	383
Wholesale - non-property	698	625	580	787	1,319
	1,435	1,316	1,205	1,569	2,404
Stage 1 and Stage 2 coverage (%)
Retail Banking - mortgages	0.07	0.07	0.06	0.07	0.08
Retail Banking - unsecured	4.51	4.35	3.96	4.60	5.36
Wholesale - property	0.45	0.35	0.31	0.54	1.22
Wholesale - non-property	0.55	0.49	0.46	0.62	1.04
	0.42	0.38	0.35	0.46	0.70
Reconciliation to Stage 1 and Stage 2 ECL (£m)
ECL on modelled exposures	1,435	1,316	1,205	1,569	2,404
ECL on Ulster Bank RoI modelled exposures	56	56	56	56	56
ECL on non-modelled exposures	39	39	39	39	39

Total Stage 1 and Stage 2 ECL	1,530	1,411	1,300	1,664	2,499
Variance - (lower)/higher to actual total Stage 1 and Stage 2 ECL	-	(119)	(230)	134	969

(1)     Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is that used to calculate modelled ECL as at 30 June 2022 and therefore does not include variation in future undrawn exposure values.
(2)     Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.
(3)     Exposures related to Ulster Bank RoI continuing operations have not been included in the simulations, the current Ulster Bank RoI ECL has been included across all scenarios to enable reconciliation to other disclosures.
(4)     All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 30 June 2022. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure is unchanged under each scenario as the loan population is static.
(5)     Refer to the Economic loss drivers section for details of economic scenarios.
(6)     Refer to the NatWest Group 2021 Annual Report and Accounts for 31 December 2021 comparatives.

Risk and capital management
Credit risk continued
Measurement uncertainty and ECL adequacy (reviewed)
−       During the first half of 2022, both the Stage 2 size and overall modelled ECL reduced in line with stable portfolio performance and underlying ECL driver trends. Judgmental ECL post-model adjustments, although reduced in value terms from 31 December 2021, continue to reflect economic uncertainty with the expectation of increased defaults later in 2022 and beyond, still represents 24% of total ECL (31 December 2021 - 26%). These combined factors, in conjunction with the new regulatory definition of default moving riskier Stage 2 assets to Stage 3 and a new suite of Personal IFRS 9 models, contributed to a smaller range of ECL sensitivities at 30 June 2022 compared to the 2021 year end.
−       If the economics were as negative as observed in the extreme downside, total Stage 1 and Stage 2 ECL was simulated to increase by £1.0 billion (approximately 63%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
−       In the Wholesale portfolio, there was a significant increase to ECL under both a moderate and extreme downside scenario. The Wholesale property ECL increase under a moderate and extreme downside scenario was driven by commercial real estate prices which show negative growth for 2022 and 2023 and significant deterioration in the stock index. The non-property increase under a moderate and extreme downside scenario was driven by GDP contraction, unemployment growth and interest rate changes.

The changes in the economic outlook and scenarios used in the IFRS 9 MES framework at 30 June 2022 to capture the increased risks of inflation, cost of living and supply chain had a minimal effect on modelled ECL. Given that uncertainty has increased due to these risks, NatWest Group utilised a framework of quantitative and qualitative measures to support the directional change and levels of ECL coverage, including economic data, credit performance insights on higher risk portfolio segments and problem debt trends. This was particularly important for consideration of post-model adjustments.

As the effects of inflation, cost of living and supply chain risks evolve during 2022 and into 2023 and government support schemes have to be serviced,  there is a risk of credit deterioration. However, the income statement effect of this will be mitigated by the forward-looking provisions retained on the balance sheet at 30 June 2022.

There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors would include an adverse deterioration in GDP and unemployment in the economies in which NatWest Group operates.

Movement in ECL provision

The table below shows the main ECL provision movements during H1 2022.
ECL provision
£m
At 1 January 2022	3,806
Transfers to disposal groups	(50)
Changes in economic forecasts	41
Changes in risk metrics and exposure: Stage 1 and Stage 2	(120)
Changes in risk metrics and exposure: Stage 3	261
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(159)
Write-offs and other	(264)
At 30 June 2022	3,515

−       ECL reduced during H1 2022 reflecting continued positive trends in portfolio performance alongside a related net release of judgemental post model adjustments and write-off activity.
−       Stage 3 defaults continued to be subdued on an underlying basis. Stage 3 ECL balances remained broadly stable during the quarter, mainly due to write-offs and repayments of defaulted debt largely offsetting the effect of the new regulatory default definition.
−       The update to the economic scenarios at 30 June 2022 resulted in a modest modelled £41 million increase in ECL. Additionally, broader portfolio performance continued to be stable, which led to some additional post model adjustments being required to ensure provision adequacy in the face of growing uncertainty due to inflation, cost of living threat and supply chain challenges.
−       As described in the Governance and post model adjustments section above, the new cost of living focused post model adjustments were more than offset by the retirement of previously held COVID-19 related adjustments and also significant reduction in the requirement for deferred model calibrations due to impending new model implementations in Q3 2022.
−       The £50 million ECL reduction due to transfer to discontinued operations relates to the phased withdrawal of Ulster Bank RoI from the Republic of Ireland.

 Risk and capital management

Credit risk - Banking activities
Introduction

This section details the credit risk profile of NatWest Group's banking activities.

Financial instruments within the scope of the IFRS 9 ECL framework (reviewed)
Refer to Note 9 for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment. The table below excludes loans in disposal group of £14.3 billion (31 December 2021 - £9.1 billion).

	30 June 2022			31 December 2021
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	605.1			596.1

In scope of IFRS 9 ECL framework	593.4			590.9
% in scope	98%			99%

Loans to customers - in scope - amortised cost	365.9	3.4	362.5	361.9	3.7	358.2
Loans to customers - in scope - FVOCI	0.1	-	0.1	0.3	-	0.3
Loans to banks - in scope - amortised cost	10.4	-	10.4	7.6	-	7.6
Total loans - in scope	376.4	3.4	373.0	369.8	3.7	366.1
Stage 1	342.1	0.4	341.7	330.8	0.3	330.5
Stage 2	28.5	1.0	27.5	34.0	1.4	32.6
Stage 3	5.8	2.0	3.8	5.0	2.0	3.0

Other financial assets - in scope - amortised cost	190.4	-	190.4	184.4	-	184.4
Other financial assets - in scope - FVOCI	26.6	-	26.6	36.7	-	36.7
Total other financial assets - in scope	217.0	-	217.0	221.1	-	221.1
Stage 1	217.0	-	217.0	220.8	-	220.8
Stage 2	-	-	-	0.3	-	0.3

Out of scope of IFRS 9 ECL framework	11.7	na	11.7	5.2	na	5.2
Loans to customers - out of scope - amortised cost	-	na	-	0.8	na	0.8
Loans to banks - out of scope - amortised cost	0.3	na	0.3	0.1	na	0.1
Other financial assets - out of scope - amortised cost	11.4	na	11.4	4.0	na	4.0
Other financial assets - out of scope - FVOCI	-	na	-	0.3	na	0.3

na = not applicable

The assets outside the IFRS 9 ECL framework were as follows:

−
Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £11.4 billion (31 December 2021 - £3.7 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.

−	Equity shares of £0.3 billion (31 December 2021 - £0.3 billion) as not within the IFRS 9 ECL framework by definition.
−	Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of nil (31 December 2021 - £0.8 billion).
−	NatWest Group originated securitisations, where ECL was captured on the underlying loans of nil (31 December 2021 - £0.4 billion).
Contingent liabilities and commitments
In addition to contingent liabilities and commitments disclosed in Note 14, reputationally-committed limits, were also included in the scope of the IFRS 9 ECL framework. These were offset by £1.4 billion (31 December 2021 - £0.8 billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as amortised cost or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £133.3 billion (31 December 2021 - £127.9 billion) comprised Stage 1 £122.7 billion (31 December 2021 - £119.5 billion); Stage 2 £9.9 billion (31 December 2021 - £7.8 billion); and Stage 3 £0.7 billion (31 December 2021 - £0.6 billion).

The ECL relating to off-balance sheet exposures was £0.1 billion (31 December 2021 - £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.5 billion (31 December 2021 - £3.8 billion) included ECL for both on and off-balance sheet exposures for non-disposal groups.

Risk and capital management
Credit risk - Banking activities continued
Segment analysis - portfolio summary (reviewed)
The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	Go-forward group
				Central	Total	Ulster
	Retail	Private	Commercial &	items &	excluding	Bank
	Banking	Banking	Institutional	other	Ulster Bank RoI	RoI	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	175,867	18,428	114,675	32,481	341,451	670	342,121
Stage 2	11,508	628	16,047	83	28,266	239	28,505
Stage 3	2,493	353	2,336	-	5,182	634	5,816
Of which: individual	-	225	857	-	1,082	80	1,162
Of which: collective	2,493	128	1,479	-	4,100	554	4,654
Subtotal excluding disposal group loans	189,868	19,409	133,058	32,564	374,899	1,543	376,442
Disposal group loans						14,254	14,254
Total						15,797	390,696
ECL provisions (1)
Stage 1	184	12	185	17	398	10	408
Stage 2	419	17	631	9	1,076	46	1,122
Stage 3	895	34	706	-	1,635	350	1,985
Of which: individual	-	33	260	-	293	11	304
Of which: collective	895	1	446	-	1,342	339	1,681
Subtotal excluding ECL provisions
on disposal group loans	1,498	63	1,522	26	3,109	406	3,515
ECL provisions on disposal group loans						95	95
Total						501	3,610
ECL provisions coverage (2)
Stage 1 (%)	0.10	0.07	0.16	0.05	0.12	1.49	0.12
Stage 2 (%)	3.64	2.71	3.93	10.84	3.81	19.25	3.94
Stage 3 (%)	35.90	9.63	30.22	-	31.55	55.21	34.13
ECL provisions coverage excluding
disposal group loans	0.79	0.32	1.14	0.08	0.83	26.31	0.93
ECL provisions coverage on
disposal group loans						0.67	0.67
Total						3.17	0.92
Impairment (releases)/losses
ECL (release)/charge (3)	26	(11)	(59)	(2)	(46)	(8)	(54)
Stage 1	(125)	(6)	(204)	(9)	(344)	2	(342)
Stage 2	86	(7)	108	8	195	10	205
Stage 3	65	2	37	(1)	103	(20)	83
Of which: individual	-	2	-	(1)	1	(2)	(1)
Of which: collective	65	-	37	-	102	(18)	84
Continuing operations	26	(11)	(59)	(2)	(46)	(8)	(54)
Discontinued operations						(62)	(62)
Total						(70)	(116)

Amounts written-off	106	1	94	-	201	14	215
Of which: individual	-	1	57	-	58	-	58
Of which: collective	106	-	37	-	143	14	157

For the notes to this table refer to the following page.

Risk and capital management
Credit risk - Banking activities continued
Segment analysis - portfolio summary (reviewed)

	Go-forward group
				Central	Total	Ulster
	Retail	Private	Commercial &	items &	excluding	Bank
	Banking	Banking	Institutional	other	Ulster Bank RoI	RoI	Total
31 December 2021	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	168,013	17,600	107,368	32,283	325,264	5,560	330,824
Stage 2	13,594	967	18,477	90	33,128	853	33,981
Stage 3	1,884	270	2,081	-	4,235	787	5,022
Of which: individual	-	270	884	-	1,154	61	1,215
Of which: collective	1,884	-	1,197	-	3,081	726	3,807
Subtotal excluding disposal group loans	183,491	18,837	127,926	32,373	362,627	7,200	369,827
Disposal group loans						9,084	9,084
Total						16,284	378,911
ECL provisions (1)
Stage 1	134	12	129	17	292	10	302
Stage 2	590	29	784	11	1,414	64	1,478
Stage 3	850	37	751	-	1,638	388	2,026
Of which: individual	-	37	313	-	350	13	363
Of which: collective	850	-	438	-	1,288	375	1,663
Subtotal excluding ECL provisions
on disposal group loans	1,574	78	1,664	28	3,344	462	3,806
ECL provisions on disposal group loans						109	109
Total						571	3,915
ECL provisions coverage (2)
Stage 1 (%)	0.08	0.07	0.12	0.05	0.09	0.18	0.09
Stage 2 (%)	4.34	3.00	4.24	12.22	4.27	7.50	4.35
Stage 3 (%)	45.12	13.70	36.09	-	38.68	49.30	40.34
ECL provisions coverage excluding
disposal group loans	0.86	0.41	1.30	0.09	0.92	6.42	1.03
ECL provisions coverage on
disposal group loans						1.20	1.20
Total						3.51	1.03

Half year ended 30 June 2021
Impairment (releases)/losses
ECL (release)/charge (3)	(57)	(27)	(613)	1	(696)	13	(683)
Stage 1	(195)	(27)	(436)	-	(658)	(4)	(662)
Stage 2	45	(4)	(150)	1	(108)	(6)	(114)
Stage 3	93	4	(27)	-	70	23	93
Of which: individual	-	4	(30)	-	(26)	1	(25)
Of which: collective	93	-	3	-	96	22	118
Continuing operations	(57)	(27)	(613)	1	(696)	13	(683)
Discontinued operations						(24)	(24)
Total						(11)	(707)

Amounts written-off	138	5	298	-	441	76	517
Of which: individual	-	5	251	-	256	-	256
Of which: collective	138	-	47	-	185	76	261

(1)       Includes £3 million (31 December 2021 - £5 million) related to assets classified as FVOCI.
(2)       ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(3)       Includes a £2 million release (30 June 2021 - £4 million charge) related to other financial assets, of which nil (30 June 2021 - nil) related to assets classified as FVOCI; and £3 million (30 June 2021 - £2 million release) related to contingent liabilities.
(4)       The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £178.4 billion (31 December 2021 - £176.3 billion) and debt securities of £38.6 billion (31 December 2021 - £44.9 billion).

−       Stage 3 loans increased, as write-offs and repayments were more than offset by the effect of the new regulatory definition of default, which in isolation led to an increase of approximately £0.7 billion in Stage 3 balances, mostly in retail mortgages and new Wholesale defaults on government scheme lending.

−       Underlying flows into default remained subdued during H1 2022. However, it is expected that defaults will increase as the year progresses and growing inflationary pressures on businesses, consumers and the broader economy continue to evolve.

−       Stage 2 loans and ECL reduced further during the first half of 2022, with positive trends in underlying risk metrics maintained since 31 December 2021 and migration of exposures into Stage 3 because of the new regulatory default definition mentioned previously.

− Reflecting the stable portfolio performance and resultant ECL releases, there was a net impairment release of £54 million for the first half of the year for continued operations.

Risk and capital management

Credit risk - Banking activities continued
Segment analysis - portfolio summary (reviewed)

The table below shows Ulster Bank RoI disposal groups for Personal and Wholesale, by stage, for gross loans, off-balance sheet exposures and ECL. The tables in the rest of the Credit risk section are shown on a continuing basis and therefore exclude these exposures.

					Off-balance sheet
	Loans - amortised cost and FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	9,988	640	82	10,710	-	-	4	10	12	26
Wholesale	2,835	678	31	3,544	1,906	217	17	37	15	69
Total	12,823	1,318	113	14,254	1,906	217	21	47	27	95

31 December 2021
Personal	5,547	210	34	5,791	-	-	4	6	7	17
Wholesale	2,647	639	7	3,293	1,665	115	10	78	4	92
Total	8,194	849	41	9,084	1,665	115	14	84	11	109

Segment loans and impairment metrics (reviewed)

The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

	Gross loans							ECL provisions (2)
		Stage 2 (1)							Stage 2 (1)
		Not past	1-30	>30					Not past	1-30	>30
	Stage 1	due	DPD	DPD	Total	Stage 3	Total	Stage 1	due	DPD	DPD	Total	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	175,867	10,623	605	280	11,508	2,493	189,868	184	382	16	21	419	895	1,498
Private Banking	18,428	548	63	17	628	353	19,409	12	16	1	-	17	34	63
Personal	14,813	100	43	16	159	307	15,279	6	2	1	-	3	17	26
Wholesale	3,615	448	20	1	469	46	4,130	6	14	-	-	14	17	37
Commercial
& Institutional	114,675	14,080	804	1,163	16,047	2,336	133,058	185	569	33	29	631	706	1,522
Personal	2,352	15	18	5	38	49	2,439	3	1	-	1	2	9	14
Wholesale	112,323	14,065	786	1,158	16,009	2,287	130,619	182	568	33	28	629	697	1,508
Central items
& other	32,481	83	-	-	83	-	32,564	17	9	-	-	9	-	26
Ulster Bank RoI	670	218	4	17	239	634	1,543	10	42	1	3	46	350	406
Personal	470	103	4	16	123	471	1,064	6	12	1	3	16	278	300
Wholesale	200	115	-	1	116	163	479	4	30	-	-	30	72	106
Total loans	342,121	25,552	1,476	1,477	28,505	5,816	376,442	408	1,018	51	53	1,122	1,985	3,515
Of which:
Personal	193,502	10,841	670	317	11,828	3,320	208,650	199	397	18	25	440	1,199	1,838
Wholesale	148,619	14,711	806	1,160	16,677	2,496	167,792	209	621	33	28	682	786	1,677

31 December 2021
Retail Banking	168,013	12,275	863	456	13,594	1,884	183,491	134	516	38	36	590	850	1,574
Private Banking	17,600	902	27	38	967	270	18,837	12	29	-	-	29	37	78
Personal	14,350	137	24	11	172	232	14,754	6	2	-	-	2	18	26
Wholesale	3,250	765	3	27	795	38	4,083	6	27	-	-	27	19	52
Commercial
& Institutional	107,368	17,352	455	670	18,477	2,081	127,926	129	750	23	11	784	751	1,664
Personal	2,647	21	17	11	49	57	2,753	2	1	-	-	1	10	13
Wholesale	104,721	17,331	438	659	18,428	2,024	125,173	127	749	23	11	783	741	1,651
Central items
& other	32,283	90	-	-	90	-	32,373	17	11	-	-	11	-	28
Ulster Bank RoI	5,560	747	58	48	853	787	7,200	10	58	3	3	64	388	462
Personal	5,165	510	52	46	608	609	6,382	7	15	3	3	21	301	329
Wholesale	395	237	6	2	245	178	818	3	43	-	-	43	87	133
Total loans	330,824	31,366	1,403	1,212	33,981	5,022	369,827	302	1,364	64	50	1,478	2,026	3,806
Of which:
Personal	190,175	12,943	956	524	14,423	2,782	207,380	149	534	41	39	614	1,179	1,942
Wholesale	140,649	18,423	447	688	19,558	2,240	162,447	153	830	23	11	864	847	1,864

For the notes to this table refer to the following page.

Risk and capital management

Credit risk - Banking activities continued

Segment loans and impairment metrics (reviewed)

The table below shows ECL and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework.

	ECL provisions coverage							Half year ended 30 June 2022
		Stage 2 (1,2)						ECL
		Not past						Total	Amounts
	Stage 1	due	1-30 DPD	>30 DPD	Total	Stage 3	Total	(release)/charge	written-off
30 June 2022%		%	%	%	%	%	%	£m	£m
Retail Banking	0.10	3.60	2.64	7.50	3.64	35.90	0.79	26	106
Private Banking	0.07	2.92	1.59	-	2.71	9.63	0.32	(11)	1
Personal	0.04	2.00	2.33	-	1.89	5.54	0.17	(2)	1
Wholesale	0.17	3.13	-	-	2.99	36.96	0.90	(9)	-
Commercial & Institutional	0.16	4.04	4.10	2.49	3.93	30.22	1.14	(59)	94
Personal	0.13	6.67	-	20.00	5.26	18.37	0.57	1	1
Wholesale	0.16	4.04	4.20	2.42	3.93	30.48	1.15	(60)	93
Central items & other	0.05	10.84	-	-	10.84	-	0.08	(2)	-
Ulster Bank RoI	1.49	19.27	25.00	17.65	19.25	55.21	26.31	(8)	14
Personal	1.28	11.65	25.00	18.75	13.01	59.02	28.20	(7)	6
Wholesale	2.00	26.09	-	-	25.86	44.17	22.13	(1)	8
Total loans	0.12	3.98	3.46	3.59	3.94	34.13	0.93	(54)	215
Of which:
Personal	0.10	3.66	2.69	7.89	3.72	36.11	0.88	18	116
Wholesale	0.14	4.22	4.09	2.41	4.09	31.49	1.00	(72)	99

	ECL provisions coverage							Half year ended 30 June 2021
		Stage 2 (1,2)						ECL
		Not past						Total	Amounts
	Stage 1	due	1-30 DPD	>30 DPD	Total	Stage 3	Total	(release)/charge	written-off
31 December 2021%		%	%	%	%	%	%	£m	£m
Retail Banking	0.08	4.20	4.40	7.89	4.34	45.12	0.86	(57)	138
Private Banking	0.07	3.22	-	-	3.00	13.70	0.41	(27)	5
Personal	0.04	1.46	-	-	1.16	7.76	0.18	(4)	(1)
Wholesale	0.18	3.53	-	-	3.40	50.00	1.27	(23)	6
Commercial & Institutional	0.12	4.32	5.05	1.64	4.24	36.09	1.30	(613)	298
Personal	0.08	4.76	-	-	2.04	17.54	0.47	-	-
Wholesale	0.12	4.32	5.25	1.67	4.25	36.61	1.32	(613)	298
Central items & other	0.05	12.22	-	-	12.22	-	0.09	1	-
Ulster Bank RoI	0.18	7.76	5.17	6.25	7.50	49.30	6.42	13	76
Personal	0.14	2.94	5.77	6.52	3.45	49.43	5.16	19	71
Wholesale	0.76	18.14	-	-	17.55	48.88	16.26	(6)	5
Total loans	0.09	4.35	4.56	4.13	4.35	40.34	1.03	(683)	517
Of which:
Personal	0.08	4.13	4.29	7.44	4.26	42.38	0.94	(42)	208
Wholesale	0.11	4.51	5.15	1.60	4.42	37.81	1.15	(641)	309

(1)     30 DPD - 30 days past due, the mandatory 30 days past due backstop as prescribed by IFRS 9 for a SICR.
(2)     ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios.

Segment loans and impairment metrics (reviewed)
−       Retail Banking - Balance sheet growth continued during H1 2022, primarily in mortgages, where new lending remained strong. Unsecured lending balances increased during H1 2022, following the easing of COVID-19 restrictions. Total ECL coverage reduced slightly during 2022, reflective of low unemployment and stable portfolio performance, while maintaining sufficient ECL coverage for key portfolios above 2019 levels, given increased inflationary and cost of living pressures. Stage 3 ECL increased overall, mainly because of the IFRS 9 alignment to the new regulatory default definition, implemented on 1 January 2022. This change resulted in an increase in Stage 3 exposures of approximately £0.7 billion, mostly in mortgages. Stage 2 balances decreased during the first half of the year, reflecting continued stability in IFRS 9 PD estimates and the consequence of the migration of balances into Stage 3 under the new regulatory default definition. The implementation of new mortgage IFRS 9 models resulted in lower Stage 3 ECL coverage due to reduced loss estimates for cases where the customer was not subject to repossession activity and was the primary driver for the change in overall Retail Stage 3 coverage during H1 2022.
−       Commercial & Institutional - The balance sheet increased during H1 2022, mainly attributable to growth in exposure to financial institutions. Sector appetite is regularly reviewed with continued focus on appetite to high oversight sectors. Strategic reductions and right sizing of appetite limits continued to be achieved. Stage 2 balances continued to fall mainly reflecting positive portfolio performance which lowered PDs and resulted in exposure migrating back into Stage 1. In addition, some deterioration in government scheme lending resulted in exposure moving from Stage 2 into Stage 3. PD deterioration remained the primary driver of cases moving into Stage 2. The ECL release was largely due to improvements in underlying PDs and reduced Stage 2 balances, as assets migrated back into Stage 1.

Risk and capital management
Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)
The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Wholesale					Total
	Mortgages	Credit	Other
	(1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	194,938	4,201	9,511	208,650	32,884	71,071	57,453	6,384	167,792	376,442
- UK	194,055	4,142	9,389	207,586	31,950	62,433	38,741	4,538	137,662	345,248
- RoI	883	59	122	1,064	64	1,003	62	-	1,129	2,193
- Other Europe	-	-	-	-	506	3,560	7,485	1,136	12,687	12,687
- RoW	-	-	-	-	364	4,075	11,165	710	16,314	16,314
Loans by stage (2)	194,938	4,201	9,511	208,650	32,884	71,071	57,453	6,384	167,792	376,442
- Stage 1	183,414	3,059	7,029	193,502	29,231	56,068	57,107	6,213	148,619	342,121
- Stage 2	9,076	1,037	1,715	11,828	2,920	13,328	271	158	16,677	28,505
- Stage 3	2,448	105	767	3,320	733	1,675	75	13	2,496	5,816
- Of which: individual	219	-	20	239	316	533	66	8	923	1,162
- Of which: collective	2,229	105	747	3,081	417	1,142	9	5	1,573	4,654
Loans - past due analysis (3,4)	194,938	4,201	9,511	208,650	32,884	71,071	57,453	6,384	167,792	376,442
- Not past due	192,129	4,092	8,672	204,893	31,503	67,128	56,409	6,227	161,267	366,160
- Past due 1-30 days	987	25	75	1,087	669	2,369	1,033	156	4,227	5,314
- Past due 31-89 days	505	25	89	619	382	825	5	-	1,212	1,831
- Past due 90-180 days	457	21	81	559	49	88	1	-	138	697
- Past due >180 days	860	38	594	1,492	281	661	5	1	948	2,440
Loans - Stage 2	9,076	1,037	1,715	11,828	2,920	13,328	271	158	16,677	28,505
- Not past due	8,224	1,007	1,610	10,841	2,403	11,887	263	158	14,711	25,552
- Past due 1-30 days	611	15	44	670	150	652	4	-	806	1,476
- Past due 31-89 days	241	15	61	317	367	789	4	-	1,160	1,477
Weighted average life*
- ECL measurement (years)	8	2	5	5	5	6	3	2	5	5
Weighted average 12 months
PDs*
- IFRS 9 (%)	0.25	3.78	2.24	0.40	0.98	1.27	0.12	0.17	0.77	0.57
- Basel (%)	0.67	3.16	3.01	0.82	1.11	1.55	0.14	0.17	0.92	0.86
ECL provisions by geography	650	250	938	1,838	358	1,250	48	21	1,677	3,515
- UK	364	246	928	1,538	322	1,012	29	16	1,379	2,917
- RoI	286	4	10	300	15	80	1	1	97	397
- Other Europe	-	-	-	-	16	87	6	2	111	111
- RoW	-	-	-	-	5	71	12	2	90	90
ECL provisions by stage	650	250	938	1,838	358	1,250	48	21	1,677	3,515
- Stage 1	61	65	73	199	40	134	17	18	209	408
- Stage 2	89	117	234	440	101	571	9	1	682	1,122
- Stage 3	500	68	631	1,199	217	545	22	2	786	1,985
- Of which: individual	16	-	10	26	75	183	18	2	278	304
- Of which: collective	484	68	621	1,173	142	362	4	-	508	1,681
ECL provisions coverage (%)	0.33	5.95	9.86	0.88	1.09	1.76	0.08	0.33	1.00	0.93
- Stage 1 (%)	0.03	2.12	1.04	0.10	0.14	0.24	0.03	0.29	0.14	0.12
- Stage 2 (%)	0.98	11.28	13.64	3.72	3.46	4.28	3.32	0.63	4.09	3.94
- Stage 3 (%)	20.42	64.76	82.27	36.11	29.60	32.54	29.33	15.38	31.49	34.13
ECL (release)/charge	(80)	20	78	18	21	(61)	(31)	(1)	(72)	(54)
- UK	(75)	20	78	23	30	(66)	(34)	(1)	(71)	(48)
- RoI	(5)	-	-	(5)	2	(7)	(3)	-	(8)	(13)
- Other Europe	-	-	-	-	(12)	10	1	-	(1)	(1)
- RoW	-	-	-	-	1	2	5	-	8	8
Amounts written-off	27	33	54	114	17	84	-	-	101	215

*Not within the scope of EY's review report.

For the notes to this table refer to page 37.

Risk and capital management
Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)

	Personal				Wholesale					Total
	Mortgages	Credit	Other
	(1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	194,938	4,201	9,511	208,650	32,884	71,071	57,453	6,384	167,792	376,442
- <1 year	3,589	2,490	3,187	9,266	7,892	23,283	43,697	4,152	79,024	88,290
- 1-5 year	11,760	1,711	5,448	18,919	16,551	32,808	12,682	786	62,827	81,746
- 5 year	179,589	-	876	180,465	8,441	14,980	1,074	1,446	25,941	206,406
Other financial assets by
asset quality (5)	-	-	-	-	47	9	13,864	203,094	217,014	217,014
- AQ1-AQ4	-	-	-	-	-	9	13,510	203,094	216,613	216,613
- AQ5-AQ8	-	-	-	-	47	-	352	-	399	399
Off-balance sheet	19,535	15,816	8,253	43,604	15,712	53,452	19,617	913	89,694	133,298
- Loan commitments	19,535	15,816	8,197	43,548	15,184	50,711	18,525	913	85,333	128,881
- Financial guarantees	-	-	56	56	528	2,741	1,092	-	4,361	4,417
Off-balance sheet by
asset quality (5)	19,535	15,816	8,253	43,604	15,712	53,452	19,617	913	89,694	133,298
- AQ1-AQ4	18,510	442	7,161	26,113	12,389	32,070	18,114	781	63,354	89,467
- AQ5-AQ8	1,008	15,055	1,062	17,125	3,285	21,023	1,503	132	25,943	43,068
- AQ9	2	17	8	27	5	52	-	-	57	84
- AQ10	15	302	22	339	33	307	-	-	340	679

For the notes to this table refer to page 37.

Risk and capital management
Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)

	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- UK	187,847	3,877	9,253	200,977	31,574	62,952	39,086	4,542	138,154	339,131
- RoI	6,164	70	147	6,381	130	1,222	116	4	1,472	7,853
- Other Europe	-	-	-	-	439	3,831	5,066	840	10,176	10,176
- RoW	-	-	22	22	379	2,846	8,773	647	12,645	12,667
Loans by stage	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- Stage 1	180,418	2,924	6,833	190,175	28,679	53,803	52,263	5,904	140,649	330,824
- Stage 2	11,543	933	1,947	14,423	3,101	15,604	732	121	19,558	33,981
- Stage 3	2,050	90	642	2,782	742	1,444	46	8	2,240	5,022
- Of which: individual	269	-	19	288	329	583	7	8	927	1,215
- Of which: collective	1,781	90	623	2,494	413	861	39	-	1,313	3,807
Loans - past due analysis (3,4)	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- Not past due	190,834	3,834	8,619	203,287	31,391	68,630	52,285	6,030	158,336	361,623
- Past due 1-30 days	1,217	28	124	1,369	521	1,081	732	2	2,336	3,705
- Past due 31-89 days	592	25	73	690	256	448	19	1	724	1,414
- Past due 90-180 days	367	22	61	450	91	215	1	-	307	757
- Past due >180 days	1,001	38	545	1,584	263	477	4	-	744	2,328
Loans - Stage 2	11,543	933	1,947	14,423	3,101	15,604	732	121	19,558	33,981
- Not past due	10,259	899	1,785	12,943	2,725	14,870	708	120	18,423	31,366
- Past due 1-30 days	843	16	97	956	125	318	4	-	447	1,403
- Past due 31-89 days	441	18	65	524	251	416	20	1	688	1,212
Weighted average life*
- ECL measurement (years)	8	2	5	5	5	6	3	1	6	6
Weighted average 12 months
PDs*
- IFRS 9 (%)	0.16	4.84	2.73	0.36	0.76	1.85	0.14	0.14	1.00	0.65
- Basel (%)	0.76	3.31	3.22	0.91	1.20	1.74	0.14	0.16	1.04	0.97
ECL provisions by geography	768	260	914	1,942	374	1,411	57	22	1,864	3,806
- UK	449	258	904	1,611	331	1,124	47	18	1,520	3,131
- RoI	319	2	10	331	19	107	3	1	130	461
- Other Europe	-	-	-	-	20	77	4	1	102	102
- RoW	-	-	-	-	4	103	3	2	112	112
ECL provisions by stage	768	260	914	1,942	374	1,411	57	22	1,864	3,806
- Stage 1	32	59	58	149	24	96	14	19	153	302
- Stage 2	174	141	299	614	111	713	39	1	864	1,478
- Stage 3	562	60	557	1,179	239	602	4	2	847	2,026
- Of which: individual	19	-	12	31	69	261	-	2	332	363
- Of which: collective	543	60	545	1,148	170	341	4	-	515	1,663
ECL provisions coverage (%)	0.40	6.59	9.70	0.94	1.15	1.99	0.11	0.36	1.15	1.03
- Stage 1 (%)	0.02	2.02	0.85	0.08	0.08	0.18	0.03	0.32	0.11	0.09
- Stage 2 (%)	1.51	15.11	15.36	4.26	3.58	4.57	5.33	0.83	4.42	4.35
- Stage 3 (%)	27.41	66.67	86.76	42.38	32.21	41.69	8.70	25.00	37.81	40.34

Half year ended 30 June 2021
ECL (release)/charge	(23)	(17)	(2)	(42)	(197)	(469)	22	3	(641)	(683)
- UK	(40)	(17)	(3)	(60)	(224)	(373)	28	2	(567)	(627)
- RoI	17	-	1	18	38	(53)	9	1	(5)	13
- Other Europe	-	-	-	-	(20)	(10)	(8)	-	(38)	(38)
- RoW	-	-	-	-	9	(33)	(7)	-	(31)	(31)
Amounts written-off	74	45	89	208	120	187	2	-	309	517
*Not within the scope of EY's review report. For the notes to this table refer to the following page.

Risk and capital management
Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)

	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- <1 year	3,611	2,532	3,197	9,340	7,497	22,593	41,195	2,809	74,094	83,434
- 1-5 year	12,160	1,415	5,393	18,968	16,293	33,301	10,969	1,967	62,530	81,498
- 5 year	178,240	-	832	179,072	8,732	14,957	877	1,257	25,823	204,895
Other financial assets by
asset quality (5)	-	-	-	-	55	11	11,516	209,553	221,135	221,135
- AQ1-AQ4	-	-	-	-	-	11	10,974	209,551	220,536	220,536
- AQ5-AQ8	-	-	-	-	55	-	542	2	599	599
Off-balance sheet	16,827	15,354	8,230	40,411	16,342	52,033	17,898	1,212	87,485	127,896
- Loan commitments	16,827	15,354	8,170	40,351	15,882	49,231	16,906	1,212	83,231	123,582
- Financial guarantees	-	-	60	60	460	2,802	992	-	4,254	4,314
Off-balance sheet by
asset quality (5)	16,827	15,354	8,230	40,411	16,342	52,033	17,898	1,212	87,485	127,896
- AQ1-AQ4	14,792	248	6,591	21,631	12,550	30,417	16,192	1,064	60,223	81,854
- AQ5-AQ8	2,028	14,804	1,625	18,457	3,757	21,262	1,703	148	26,870	45,327
- AQ9	-	9	3	12	6	48	1	-	55	67
- AQ10	7	293	11	311	29	306	2	-	337	648

(1)
Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK, which includes crown dependencies, reflecting the country of lending origination.

(2)	At 30 June 2022, Stage 3 included £330 million in respect of mortgages and £451 million of total lending for cases in default due to probation.
(3)	30 DPD - 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for a SICR.
(4)
Days past due - Personal products: at a high level, for amortising products, the number of days past due is derived from the arrears amount outstanding and the monthly repayment instalment. For credit cards, it is based on payments missed, and for current accounts the number of continual days in excess of borrowing limit. Wholesale products: the number of days past due for all products is the number of continual days in excess of borrowing limit.

(5) AQ bandings are based on Basel PDs and the mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA to AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

£0.3 billion (31 December 2021 - £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

Risk and capital management

Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed) The table below shows ECL by stage, for the Personal portfolios and selected sectors of the Wholesale portfolios.

					Off-balance sheet
	Loans - amortised cost and FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	193,502	11,828	3,320	208,650	43,548	56	199	440	1,199	1,838
Mortgages	183,414	9,076	2,448	194,938	19,535	-	61	89	500	650
Credit cards	3,059	1,037	105	4,201	15,816	-	65	117	68	250
Other personal	7,029	1,715	767	9,511	8,197	56	73	234	631	938
Wholesale	148,619	16,677	2,496	167,792	85,333	4,361	209	682	786	1,677
Property	29,231	2,920	733	32,884	15,184	528	40	101	217	358
Financial institutions	57,107	271	75	57,453	18,525	1,092	17	9	22	48
Sovereigns	6,213	158	13	6,384	913	-	18	1	2	21
Corporate	56,068	13,328	1,675	71,071	50,711	2,741	134	571	545	1,250
Of which:
Agriculture	4,129	831	92	5,052	827	21	13	46	43	102
Airlines and aerospace	868	700	40	1,608	1,491	221	2	38	8	48
Automotive	4,704	1,455	46	6,205	4,148	54	11	24	12	47
Health	4,434	592	135	5,161	535	9	8	30	42	80
Land transport and logistics	3,885	797	43	4,725	3,242	154	5	30	12	47
Leisure	3,877	3,429	360	7,666	1,830	110	22	231	133	386
Oil and gas	966	179	57	1,202	1,565	465	2	5	31	38
Retail	6,573	1,283	190	8,046	4,501	404	13	27	67	107
Total	342,121	28,505	5,816	376,442	128,881	4,417	408	1,122	1,985	3,515

31 December 2021
Personal	190,175	14,423	2,782	207,380	40,351	60	149	614	1,179	1,942
Mortgages	180,418	11,543	2,050	194,011	16,827	-	32	174	562	768
Credit cards	2,924	933	90	3,947	15,354	-	59	141	60	260
Other personal	6,833	1,947	642	9,422	8,170	60	58	299	557	914
Wholesale	140,649	19,558	2,240	162,447	83,231	4,254	153	864	847	1,864
Property	28,679	3,101	742	32,522	15,882	460	24	111	239	374
Financial institutions	52,263	732	46	53,041	16,906	992	14	39	4	57
Sovereigns	5,904	121	8	6,033	1,212	-	19	1	2	22
Corporate	53,803	15,604	1,444	70,851	49,231	2,802	96	713	602	1,411
Of which:
Agriculture	3,722	1,229	133	5,084	993	24	11	39	78	128
Airlines and aerospace	779	668	44	1,491	1,528	221	1	39	15	55
Automotive	5,133	1,304	38	6,475	3,507	65	9	32	10	51
Health	3,818	1,235	133	5,186	799	9	9	58	48	115
Land transport and logistics	3,721	833	39	4,593	3,069	188	4	53	12	69
Leisure	3,712	4,050	340	8,102	1,874	107	11	247	133	391
Oil and gas	1,482	141	52	1,675	1,126	453	1	14	28	43
Retail	6,380	1,342	180	7,902	4,872	410	8	29	66	103
Total	330,824	33,981	5,022	369,827	123,582	4,314	302	1,478	2,026	3,806

Risk and capital management
Credit risk - Banking activities continued
Wholesale forbearance (reviewed)
The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed in the Personal portfolio section on page 41. This table show current exposure but reflects risk transfers where there is a guarantee by another customer.

	Property	Financial institution	Other corporate	Total
30 June 2022	£m	£m	£m	£m
Forbearance (flow)	453	100	1,749	2,302
Forbearance (stock)	1,024	119	4,967	6,110
Heightened Monitoring and Risk of Credit Loss	985	149	3,654	4,788

31 December 2021
Forbearance (flow)	709	27	3,894	4,630
Forbearance (stock)	1,033	35	5,659	6,727
Heightened Monitoring and Risk of Credit Loss	1,225	83	4,492	5,800

−
Loans by geography - In Personal, exposures continued to be concentrated in the UK and heavily weighted to mortgages and the vast majority of exposure in the Republic of Ireland was also in mortgages. Balance sheet growth during the year was mainly in mortgages. Unsecured lending balances grew slightly as noted previously. In Wholesale, exposures were mainly in the UK. Balance sheet growth was primarily due to increased lending to financial institutions. Wholesale exposure to high oversight sectors reduced in leisure and oil and gas, largely offset by an increase in retail. Agriculture was added to the disclosure due to the effect on the sector from inflation and supply chain issues.

−
Loans by stage - In both Wholesale and Personal, continued strong credit performance resulted in a smaller proportion of accounts exhibiting a SICR and there was, therefore, an associated migration of exposures from Stage 2 into Stage 1. Personal customers who had accessed payment holiday support, and where their risk profile was identified as relatively high, are no longer collectively migrated into Stage 2. The relevance of this collective SICR identification is no longer considered as pertinent in the context of the current inflation and cost of living related economic uncertainty. Stage 3 loans increased due to the effect of the new regulatory definition of default, mostly impacting mortgages and new Wholesale defaults on government scheme lending.

−
Loans - Past due analysis - Despite the risks of inflation, cost of living pressures and supply chain issues, the past due profile of the key portfolios remained stable, reflecting the broader observations on portfolio performance. The implementation of the new regulatory default definition for Wholesale included refinements to the days past due calculations, which explains the uplift in early arrears, with the largest increase in corporates.

−
Weighted average 12 months PDs - In Personal, the Basel II point-in-time PDs improved slightly during 2022 due to stable credit performance in the portfolios. For IFRS 9 PDs, there were decreases across the product groups, with the exception of mortgages, as a result of new IFRS 9 PD model implementation in Q1 2022. In Wholesale, the Basel II PDs were based on a through-the-cycle approach and decreased less than the forward-looking IFRS 9 PDs which reduced, reflecting positive portfolio performance. For further details refer to the Asset quality section.

−
ECL provision by geography - In line with the loans by geography, the vast majority of ECL related to exposures in the UK, noting the reduction in RoI mostly due to the phased withdrawal of Ulster Bank RoI from the Republic of Ireland and moving of assets to discontinued operations.

−
ECL provisions by stage - Stage 2 provisions reduced during H1 2022 reflecting continued strong credit performance of the portfolios, this along with increased lending led to an increase in Stage 1 provisions. As outlined above, Stage 3 provisions have yet to be materially affected by the risks of inflation, cost of living and supply chain, with increases relating to the introduction of the new regulatory definition of default more than offset by write offs.

−
ECL provisions coverage - Overall provisions coverage reduced, driven by a combination of robust underlying portfolio performance reflecting recent strong growth in the portfolio within risk appetite and continued stable portfolio performance.

−
The ECL charge and loss rate - Reflecting the continued stable portfolio performance and default trends, the impairment charge was a release for H1 2022, mainly as a result of releases in Wholesale portfolios.

Risk and capital management

Credit risk - Banking activities continued (reviewed)
−
Loans by residual maturity - The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending - cards and other - exposures were concentrated in less than five years. In Wholesale, with the exception of financial institutions where lending was concentrated in less than one year, the majority of lending was for residual maturity of one to five years, with some greater than five years in line with lending under the government support schemes.

−
Other financial assets by asset quality - Consisting almost entirely of cash and balances at central banks and debt securities, held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.

−
Off-balance sheet exposures by asset quality - In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value increased in line with the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality was aligned to the wider portfolio.

−
Wholesale forbearance - Forbearance flow continued to decrease in the first half of 2022. The leisure sector continued to represent the largest share of forbearance flow as it continued to experience disruption beyond the COVID-19 restrictions evident throughout 2021. Labour shortages, airport capacity issues, rising fuel costs and consumer uncertainty continue to weigh on the sector recovery. Payment holidays and covenant waivers were the most common forms of forbearance granted.

−
Heightened Monitoring and Risk of Credit Loss - Risk of Credit Loss framework exposures continued to reduce and were below pre-COVID-19 levels. Inflows were also trending lower. The sector breakdown of exposures remained consistent with prior periods.

Risk and capital management

Credit risk - Banking activities continued
Personal portfolio (reviewed)
	30 June 2022					31 December 2021
	Retail	Private	Commercial &	Ulster		Retail	Private	Commercial &	Ulster
	Banking	Banking	Institutional	Bank RoI	Total	Banking	Banking	Institutional	Bank RoI	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	178,490	12,715	2,398	906	194,509	172,707	12,781	2,444	6,164	194,096
Of which:
Owner occupied	161,930	11,271	1,561	867	175,629	158,059	11,219	1,597	5,563	176,438
Buy-to-let	16,560	1,444	837	39	18,880	14,648	1,562	847	601	17,658
Interest only - variable	3,774	3,665	330	6	7,775	4,348	4,889	346	120	9,703
Interest only - fixed	16,468	7,211	214	1	23,894	14,255	5,957	209	3	20,424
Mixed (1)	9,202	1	16	5	9,224	8,616	1	17	34	8,668
ECL provisions (2)	344	7	6	286	643	429	7	8	318	762
Other personal lending (3)	11,445	1,797	314	182	13,738	10,829	1,974	305	218	13,326
ECL provisions (2)	1,156	17	2	14	1,189	1,140	19	2	11	1,172
Total personal lending	189,935	14,512	2,712	1,088	208,247	183,536	14,755	2,749	6,382	207,422
Mortgage LTV ratios
Total portfolio	53%	59%	56%	45%	53%	54%	59%	57%	50%	54%
- Stage 1	54%	59%	56%	37%	54%	54%	59%	56%	48%	54%
- Stage 2	49%	63%	64%	45%	49%	52%	59%	62%	57%	52%
- Stage 3	47%	60%	72%	52%	50%	49%	64%	77%	56%	53%
Buy-to-let	51%	58%	53%	60%	52%	50%	57%	53%	52%	51%
- Stage 1	51%	58%	53%	31%	52%	50%	58%	53%	51%	51%
- Stage 2	48%	57%	51%	47%	48%	52%	55%	50%	56%	52%
- Stage 3	48%	53%	57%	61%	52%	51%	53%	60%	66%	56%
Gross new mortgage lending	18,872	1,528	138	-	20,538	35,290	2,874	340	40	38,544
Of which:
Owner occupied	16,242	1,395	89	-	17,726	33,630	2,583	206	40	36,459
Weighted average LTV (4)	68%	65%	66%	-	68%	69%	65%	67%	62%	68%
Buy-to-let	2,630	133	49	-	2,812	1,660	292	134	-	2,086
Weighted average LTV (4)	63%	68%	62%	-	63%	63%	65%	63%	60%	64%
Interest only - variable rate	12	274	5	-	291	25	832	37	-	894
Interest only - fixed rate	2,821	1,102	22	-	3,945	2,388	1,563	36	-	3,987
Mixed (1)	1,088	-	1	-	1,089	2,256	-	7	-	2,263
Mortgage forbearance
Forbearance flow	52	7	3	3	65	316	19	4	50	389
Forbearance stock	1,024	29	9	425	1,487	1,156	3	8	944	2,111
Current	689	17	6	149	861	727	-	5	616	1,348
1-3 months in arrears	108	2	1	34	145	146	2	1	58	207
> 3 months in arrears	227	10	2	242	481	283	1	2	270	556

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

(1)     Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)     Retail Banking excludes a non-material amount of provisions held on relatively small legacy portfolios.
(3)     Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4)     The new lending LTV in the comparative has been amended to reflect LTV at time of lending origination rather than LTV at reporting period.

−	The mortgage portfolio grew steadily in H1 2022, benefiting from buoyant housing market activity and customers re-mortgaging ahead of anticipated Bank of England interest rate rises.
−	LTV ratios continued to improve as house prices increased as a result of housing market demand.
−
The existing mortgage stock and new business were closely monitored against agreed risk appetite parameters. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Affordability assessments and assumptions were continuously reviewed considering inflationary pressure, interest rate rises and taxation changes.

−	The buy-to-let portfolio grew in H1 2022. This growth was expected and within risk appetite following strategy and customer journey simplification implemented in H2 2021.
−	Forbearance flows were subdued in H1 2022 compared to historical norms after an increase in forbearance in H2 2021, following the end of COVID-19 payment holidays.
−	Unsecured lending increased during H1 2022, with resilient customer demand after the easing of COVID-19 restrictions.
−	As set out above ECL has reduced, for further detail of movements in ECL provisions at product level refer to the Flow statements section.
−
As at 30 June 2022, £121.8 billion, 63%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2021 - £116.2 billion, 62%). Of which, 40% of UK properties were rated as EPC C or above (31 December 2021 - 38%). In addition to the Retail Banking portfolio, during Q2 2022 EPC data became available for the Private Banking portfolio for all periods*.  EPC data source and limitations are provided on page 60 of the 2021 NatWest Group Climate-related Disclosures Report.

*Not within the scope of EY's review report.

Risk and capital management
Credit risk - Banking activities continued
Personal portfolio (reviewed)
Mortgage LTV distribution by stage
The table below shows gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of Governance and post-model adjustments reflected portfolios carried at fair value.

	Mortgages						ECL provisions				ECL provisions coverage (2)
Retail Banking				Not within		Of which:
				IFRS 9		gross new
	Stage 1	Stage 2	Stage 3	ECL scope	Total	lending	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	66,690	4,283	950	62	71,985	3,250	17	32	107	156	-	0.7	11.3	0.2
>50% and ≤70%	71,128	3,861	654	9	75,652	5,511	24	34	78	136	-	0.9	11.9	0.2
>70% and ≤80%	20,758	600	104	1	21,463	5,348	7	7	15	29	-	1.2	14.4	0.1
>80% and ≤90%	7,976	90	15	-	8,081	3,827	3	1	5	9	-	1.1	33.3	0.1
>90% and ≤100%	1,241	20	7	-	1,268	934	1	-	3	4	0.1	-	42.9	0.3
>100%	54	6	7	-	67	2	-	1	4	5	-	16.7	57.1	7.5
Total with LTVs	167,847	8,860	1,737	72	178,516	18,872	52	75	212	339	-	0.8	12.2	0.2
Other	43	1	2	-	46	-	3	-	1	4	7.0	-	50.0	8.7
Total	167,890	8,861	1,739	72	178,562	18,872	55	75	213	343	-	0.8	12.2	0.2

31 December 2021
≤50%	61,233	4,548	644	63	66,488	5,845	7	60	140	207	-	1.3	21.7	0.3
>50% and ≤70%	68,271	4,674	483	9	73,437	12,397	10	64	84	158	-	1.4	17.4	0.2
>70% and ≤80%	24,004	1,255	93	1	25,353	10,964	3	18	15	36	-	1.4	16.1	0.1
>80% and ≤90%	5,983	250	22	1	6,256	4,985	1	8	5	14	-	3.2	22.7	0.2
>90% and ≤100%	1,125	58	10	-	1,193	1,098	-	5	3	8	-	8.6	30.0	0.7
>100%	14	18	6	-	38	-	-	1	2	3	-	5.6	33.3	7.9
Total with LTVs	160,630	10,803	1,258	74	172,765	35,289	21	156	249	426	-	1.4	19.8	0.2
Other	14	1	1	-	16	1	-	-	-	-	-	-	-	-
Total	160,644	10,804	1,259	74	172,781	35,290	21	156	249	426	-	1.4	19.8	0.2

For the notes to this table refer to the following page.

Risk and capital management
Credit risk - Banking activities continued
Personal portfolio (reviewed)

	Mortgages						ECL provisions				ECL provisions coverage (2)
Ulster Bank RoI				Not within		Of which:
				IFRS 9		gross new
	Stage 1	Stage 2	Stage 3	ECL scope	Total	lending	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	275	43	233	-	551	-	6	9	146	161	2.2	20.9	62.7	29.2
>50% and ≤70%	76	21	100	-	197	-	2	7	61	70	2.6	33.3	61.0	35.5
>70% and ≤80%	6	5	48	-	59	-	1	3	29	33	16.7	60.0	60.4	55.9
>80% and ≤90%	1	1	33	-	35	-	-	1	20	21	-	100.0	60.6	60.0
>90% and ≤100%	-	1	22	-	23	-	-	1	13	14	-	100.0	59.1	60.9
>100%	-	-	23	-	23	-	-	-	13	13	-	-	56.5	56.5
Total	358	71	459	-	888	-	9	21	282	312	2.5	29.6	61.4	35.1
Other	17	-	1	-	18	-	-	-	-	-	-	-	-	-
Total	375	71	460	-	906	-	9	21	282	312	2.4	29.6	61.3	34.4

31 December 2021
≤50%	2,660	221	274	-	3,155	13	4	6	138	148	0.2	2.7	50.4	4.7
>50% and ≤70%	1,497	172	128	-	1,797	16	2	5	59	66	0.1	2.9	46.1	3.7
>70% and ≤80%	484	67	60	-	611	9	1	2	28	31	0.2	3.0	46.7	5.1
>80% and ≤90%	231	51	55	-	337	1	1	2	26	29	0.4	3.9	47.3	8.6
>90% and ≤100%	82	26	37	-	145	1	-	1	19	20	-	3.8	51.4	13.8
>100%	33	16	41	-	90	-	-	1	23	24	-	6.3	56.1	26.7
Total with LTVs	4,987	553	595	-	6,135	40	8	17	293	318	0.2	3.1	49.2	5.2
Other	25	-	4	-	29	-	-	-	-	-	-	-	-	-
Total	5,012	553	599	-	6,164	40	8	17	293	318	0.2	3.1	48.9	5.2

(1)	Excludes a non-material amount of provisions held on relatively small legacy portfolios.
(2)	ECL provisions coverage is ECL provisions divided by mortgages.

−
ECL coverage rates for each Stage increased through the LTV bands with both Retail Banking and Ulster Bank RoI having only limited exposures in the highest LTV bands. The reduced coverage level in the lower LTV bands for Retail Banking reflects the implementation of new IFRS 9 LGD model with a modelling approach that now captures a reduced loss expectation from non-repossession recovery action.

−
Continued stable portfolio performance alongside the new IFRS 9 PD and LGD model implementations have resulted in reduced coverage across most LTV bands in Stage 2 and Stage 3. The increased ECL across Stage 1 LTV bands was driven by higher Stage 1 PDs as a result of the new PD model implementation and also the proportionate allocation of the new cost of living post model adjustment to Stage 1.

Risk and capital management
Credit risk - Banking activities continued
Commercial real estate (CRE)
The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub-sector). The sector is reviewed regularly by senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks. The CRE tables in this section include information on exposures which are out of scope of ECL calculations or part of disposal groups.

	30 June 2022				31 December 2021
	UK	RoI	Other	Total	UK	RoI	Other	Total
By geography and sub-sector (1)	£m	£m	£m	£m	£m	£m	£m	£m
Investment
Residential (2)	4,497	253	14	4,764	4,422	341	19	4,782
Office (3)	3,087	228	-	3,315	3,037	190	10	3,237
Retail (4)	4,071	78	1	4,150	4,207	81	-	4,288
Industrial (5)	2,942	12	144	3,098	2,760	13	106	2,879
Mixed/other (6)	935	105	49	1,089	1,185	113	50	1,348
	15,532	676	208	16,416	15,611	738	185	16,534
Development
Residential (2)	1,959	117	1	2,077	1,775	76	2	1,853
Office (3)	85	-	-	85	79	33	-	112
Retail (4)	57	-	-	57	48	-	-	48
Industrial (5)	81	1	-	82	67	1	-	68
Mixed/other (6)	17	1	-	18	20	2	-	22
	2,199	119	1	2,319	1,989	112	2	2,103
Total	17,731	795	209	18,735	17,600	850	187	18,637
(1)	Geographical splits are based on country of collateral risk.
(2)	Properties including houses, flats and student accommodation.
(3)	Properties including offices in central business districts, regional headquarters and business parks.
(4)	Properties including high street retail, shopping centres, restaurants, bars and gyms.
(5)	Properties including distribution centres, manufacturing and warehouses.
(6)	Properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

Risk and capital management
Credit risk - Banking activities continued
Commercial real estate (reviewed) CRE LTV distribution by stage The table below shows CRE current exposure and related ECL by LTV band.

	Gross loans					ECL provisions				ECL provisions coverage (2)
				Not within
				IFRS 9
				ECL
	Stage 1	Stage 2	Stage 3	scope (1)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,113	253	37	240	7,643	10	7	11	28	0.1	2.8	29.7	0.4
>50% and ≤70%	4,249	384	41	470	5,144	7	8	20	35	0.2	2.1	48.8	0.7
>70% and ≤100%	299	265	57	11	632	-	10	26	36	-	3.8	45.6	5.7
>100%	159	9	86	4	258	-	2	31	33	-	22.2	36.0	12.8
Total with LTVs	11,820	911	221	725	13,677	17	27	88	132	0.1	3.0	39.8	1.0
Total portfolio
average LTV%	46%	61%	87%	49%	48%
Other (5)	2,299	332	57	51	2,739	5	23	27	55	0.2	6.9	47.4	2.0
Development (6)	1,947	196	66	110	2,319	5	7	30	42	0.3	3.6	45.5	1.8
Total	16,066	1,439	344	886	18,735	27	57	145	229	0.2	4.0	42.2	1.2

31 December 2021
≤50%	6,767	388	34	268	7,457	5	7	9	21	0.1	1.8	26.5	0.3
>50% and ≤70%	4,367	470	46	469	5,352	3	13	20	36	0.1	2.8	43.5	0.7
>70% and ≤100%	377	192	127	9	705	-	9	32	41	-	4.7	25.2	5.8
>100%	215	7	86	4	312	-	2	28	30	-	28.6	32.6	9.6
Total with LTVs	11,726	1,057	293	750	13,826	8	31	89	128	0.1	2.9	30.4	0.9
Total portfolio
average LTV%	48%	58%	88%	52%	50%
Other (3)	2,271	293	61	83	2,708	4	13	28	45	0.2	4.4	45.9	1.7
Development (4)	1,736	228	62	77	2,103	3	6	34	43	0.2	2.6	54.8	2.0
Total	15,733	1,578	416	910	18,637	15	50	151	216	0.1	3.2	36.3	1.2

(1)     Includes exposures relating to non-modelled portfolios and other exposures carried at fair value.
(2)     ECL provisions coverage is ECL provisions divided by current exposure.
(3)     Relates mainly to business banking, rate risk management products and unsecured corporate lending.
(4)     Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Overall - The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.
2022 trends - H1 2022 saw a relatively flat performance, as the growth noted in Q1 began to subside due to deterioration in the wider economic outlook. The residential sector continued to perform well, although, with . house price growth coupled with rising borrowing costs the outlook is uncertain. Uncertainty in the office sector remained, with the full consequences of the limited return to work, still to flow through to the sector. The industrial sector continued to perform strongly reflecting the structural change in retail. The retail sector continued to exhibit mixed performance based on changing consumer habits.
Credit quality - NatWest Group entered 2022 with a conservatively positioned CRE portfolio. The majority of the defaults experienced during 2021 were in the retail sector, particularly in the fashion-led shopping centre sub-sector. NatWest Group completed a strategic sale of a portfolio of these loans during 2021, achieving a rebalance of the portfolio at that stage. Rental payments have now normalised, but uncertainty still remains and the portfolio continues to be actively reviewed and managed.
During H1 2022, Heightened Monitoring stock reduced by both volume and value, most materially within the investment sub-sector (retail, residential and office).
Risk appetite - Lending appetite continued to be gradually and selectively increased by sub-sector aligned to our purpose led approach.

Risk and capital management
Credit risk - Banking activities continued
Flow statements (reviewed)
The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL affect. Other points to note:
−       Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
−       Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
−       Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
−       Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
−       Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
−       There were flows from Stage 1 into Stage 3 including transfers due to unexpected default events. The small number of write-offs in Stage 1 and Stage 2 reflected the effect of portfolio debt sales and also staging at the start of the analysis period.
−       The effect of any change in PMAs during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.
−       All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	546,178	302	35,557	1,478	5,238	2,026	586,973	3,806
Currency translation and other adjustments	4,259	(3)	131	-	38	2	4,428	(1)
Transfers from Stage 1 to Stage 2	(18,211)	(68)	18,211	68	-	-	-	-
Transfers from Stage 2 to Stage 1	18,567	512	(18,567)	(512)	-	-	-	-
Transfers to Stage 3	(319)	(1)	(1,992)	(135)	2,311	136	-	-
Transfers from Stage 3	143	11	448	42	(591)	(53)	-	-
Net re-measurement of ECL on stage transfer		(443)		483		155		195
Changes in risk parameters (model inputs)		72		(119)		34		(13)
Other changes in net exposure	(1,560)	31	(3,645)	(155)	(640)	(29)	(5,845)	(153)
Other (P&L only items)		(2)		(4)		(77)		(83)
Income statement (releases)/charges		(342)		205		83		(54)
Transfers to disposal groups	(4,942)	(5)	(603)	(28)	(134)	(17)	(5,679)	(50)
Amounts written-off	-	-	-	-	(215)	(215)	(215)	(215)
Unwinding of discount		-		-		(54)		(54)
At 30 June 2022	544,115	408	29,540	1,122	6,007	1,985	579,662	3,515
Net carrying amount	543,707		28,418		4,022		576,147
At 1 January 2021	446,666	519	81,667	3,081	6,524	2,586	534,857	6,186
2021 movements	46,032	(86)	(26,169)	(781)	(666)	(394)	19,197	(1,261)
At 30 June 2021	492,698	433	55,498	2,300	5,858	2,192	554,054	4,925
Net carrying amount	492,265		53,198		3,666		549,129

Risk and capital management
Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	159,966	24	10,748	155	1,267	250	171,981	429
Currency translation and other adjustments	-	-	-	-	3	2	3	2
Transfers from Stage 1 to Stage 2	(5,576)	(3)	5,576	3	-	-	-	-
Transfers from Stage 2 to Stage 1	5,869	53	(5,869)	(53)	-	-	-	-
Transfers to Stage 3	(37)	-	(910)	(28)	947	28	-	-
Transfers from Stage 3	14	1	241	11	(255)	(12)	-	-
Net re-measurement of ECL on stage transfer		(50)		47		(13)		(16)
Changes in risk parameters (model inputs)		32		(49)		3		(14)
Other changes in net exposure	5,899	-	(801)	(10)	(174)	(7)	4,924	(17)
Other (P&L only items)		(2)		(1)		(26)		(29)
Income statement (releases)/charges		(20)		(13)		(43)		(76)
Amounts written-off	-	-	-	-	(20)	(20)	(20)	(20)
Unwinding of discount		-		-		(19)		(19)
At 30 June 2022	166,135	57	8,985	76	1,768	212	176,888	345
Net carrying amount	166,078		8,909		1,556		176,543
At 1 January 2021	132,390	23	28,079	227	1,291	236	161,760	486
2021 movements	16,915	(4)	(12,510)	(47)	61	14	4,466	(37)
At 30 June 2021	149,305	19	15,569	180	1,352	250	166,226	449
Net carrying amount	149,286		15,389		1,102		165,777

−       Despite the strong portfolio growth during 2022 so far, ECL levels for mortgages reduced during the same period. The decrease in ECL was primarily a result of stable portfolio performance alongside the implementation of new IFRS 9 models in Q1 2022. Collectively, this resulted in lower levels of ECL requirement.
−       More specifically, strong credit performance resulted in the migration of assets from Stage 2 into Stage 1, with an associated decrease from lifetime ECL to a 12 month ECL. In addition, the introduction of the new cost of living post model adjustment at 30 June 2022 allocated more ECL to Stage 1 given the forward-looking nature of the cost of living and inflation threat, whereas the previous COVID-19 post model adjustments were focused on Stage 2 (for example, high risk payment holiday cases migrated into Stage 2). Refer to the Governance and post model adjustments section for more information.
−       The Stage 3 inflow relates to the IFRS 9 adoption of the new regulatory definition of default in January 2022. However, the Stage 3 ECL levels reduced since 31 December 2021 primarily due to reduced LGD estimates as a result of the new model implementation in Q1 2022 alongside stable underlying default levels. The relatively small ECL cost for net re-measurement on stage transfer included the effect of risk targeted ECL adjustments, when previously in Stage 2. Refer to the Governance and post model adjustments section for further details.
−       Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer. Given repossession activity remains subdued relative to pre-COVID-19 levels, write-offs remained at a lower level.

Risk and capital management
Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	2,740	58	947	141	91	60	3,778	259
Currency translation and other adjustments	-	-	-	-	-	-	-	-
Transfers from Stage 1 to Stage 2	(626)	(23)	626	23	-	-	-	-
Transfers from Stage 2 to Stage 1	450	59	(450)	(59)	-	-	-	-
Transfers to Stage 3	(12)	-	(54)	(22)	66	22	-	-
Transfers from Stage 3	-	-	4	2	(4)	(2)	-	-
Net re-measurement of ECL on stage transfer		(35)		90		16		71
Changes in risk parameters (model inputs)		(2)		(34)		7		(29)
Other changes in net exposure	252	7	(49)	(28)	(12)	1	191	(20)
Other (P&L only items)		-		-		(2)		(2)
Income statement (releases)/charges		(30)		28		22		20
Amounts written-off	-	-	-	-	(33)	(33)	(33)	(33)
Unwinding of discount		-		-		(3)		(3)
At 30 June 2022	2,804	64	1,024	113	108	68	3,936	245
Net carrying amount	2,740		911		40		3,691
At 1 January 2021	2,250	52	1,384	220	114	75	3,748	347
2021 movements	92	(6)	(293)	(39)	(25)	(18)	(226)	(63)
At 30 June 2021	2,342	46	1,091	181	89	57	3,522	284
Net carrying amount	2,296		910		32		3,238

−       The overall decrease in ECL was mainly due to the reduction in Stage 2 ECL reflecting the stable portfolio performance, causing PDs to decrease. This resulted in reduced levels of SICR identification and ECL requirement.
−       In addition, a temporary adjustment for an ECL release is in place to reflect, on a forward-looking basis, the associated effects of a new credit card PD model that is pending implementation in Q3 2022. This is captured in changes in risk parameters for Stage 1 and Stage 2.
−       Cards balances have grown since the 2021 year end, in line with industry trends in the UK, as unsecured borrowing demand increased.
−       Reflecting the strong credit performance observed during 2022, Stage 3 inflows remained subdued and the effect of the IFRS 9 adoption of the new regulatory definition of default was minimal for Cards, therefore Stage 3 ECL movement was low in H1 2022.
−       Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

Risk and capital management
Credit risk - Banking activities continued
Flow statements (reviewed)
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	4,548	52	1,967	294	629	540	7,144	886
Currency translation and other adjustments	-	(3)	-	-	6	-	6	(3)
Transfers from Stage 1 to Stage 2	(1,019)	(18)	1,019	18	-	-	-	-
Transfers from Stage 2 to Stage 1	788	105	(788)	(105)	-	-	-	-
Transfers to Stage 3	(16)	-	(198)	(56)	214	56	-	-
Transfers from Stage 3	1	2	14	8	(15)	(10)	-	-
Net re-measurement of ECL on stage transfer		(94)		119		65		90
Changes in risk parameters (model inputs)		13		(14)		33		32
Other changes in net exposure	518	6	(241)	(34)	(48)	(12)	229	(40)
Other (P&L only items)		-		-		-		-
Income statement (releases)/charges		(75)		71		86		82
Amounts written-off	-	-	-	-	(53)	(53)	(53)	(53)
Unwinding of discount		-		-		(4)		(4)
At 30 June 2022	4,820	63	1,773	230	733	615	7,326	908
Net carrying amount	4,757		1,543		118	-	6,418
At 1 January 2021	3,385	59	3,487	450	596	495	7,468	1,004
2021 movements	435	(4)	(963)	(102)	(3)	9	(531)	(97)
At 30 June 2021	3,820	55	2,524	348	593	504	6,937	907
Net carrying amount	3,765		2,176		89		6,030

−       Overall ECL has remained stable, with a modest increase driven by Stage 3 ECL linked to the IFRS 9 adoption of the new regulatory definition of default in January 2022, with underlying Stage 3 inflows remaining stable, reflecting the strong credit performance observed during 2022.
−       More specifically, the reduced PDs alongside muted portfolio deterioration, resulted in migration of assets from Stage 2 into Stage 1, with an associated decrease from lifetime ECL to a 12 month ECL and kept Stage 2 levels stable.
−       Unsecured retail balances have grown since the 2021 year end, in line with industry trends in the UK, as unsecured borrowing demand increased.
−       Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

Risk and capital management
Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	152,224	129	19,731	785	2,155	750	174,110	1,664
Currency translation and other adjustments	2,455	(1)	124	-	14	2	2,593	1
Inter-group transfers	(660)	-	-	-	-	-	(660)	-
Transfers from Stage 1 to Stage 2	(10,291)	(21)	10,291	21	-	-	-	-
Transfers from Stage 2 to Stage 1	10,378	273	(10,378)	(273)	-	-	-	-
Transfers to Stage 3	(102)	-	(682)	(25)	784	25	-	-
Transfers from Stage 3	100	8	92	14	(192)	(22)	-	-
Net re-measurement of ECL on stage transfer		(248)		214		83		49
Changes in risk parameters (model inputs)		27		(31)		5		1
Other changes in net exposure	8,223	18	(2,409)	(74)	(313)	(17)	5,501	(73)
Other (P&L only items)		(1)		(1)		(34)		(36)
Income statement releases		(204)		108		37		(59)
Amounts written-off	-	-	-	-	(94)	(94)	(94)	(94)
Unwinding of discount		-		-		(26)		(26)
At 30 June 2022	162,327	185	16,769	631	2,354	706	181,450	1,522
Net carrying amount	162,142	-	16,138	-	1,648	-	179,928	-
At 1 January 2021	131,307	296	42,290	1,836	2,998	1,249	176,595	3,381
2021 movements	221	(63)	(11,194)	(532)	(452)	(302)	(11,425)	(897)
At 30 June 2021	131,528	233	31,096	1,304	2,546	947	165,170	2,484
Net carrying amount	131,295		29,792		1,599		162,686

−       There was an uplift in Stage 1 exposure from new and increased lending specifically to financial institutions along with movements in currency translations. Stage 1 ECL increased due to an uplift in post model adjustments, the largest adjustment being a new adjustment for inflation and supply chain issues and additional ECL on loans that migrated from Stage 2 and Stage 3.
−       Stage 2 exposure and ECL reduced reflecting positive portfolio performance which lowered PDs, with net effect of stage transfers leading to a significant reduction in ECL. In addition, a reduction in the Stage 2 economic uncertainty adjustment further reduced ECL.
−       Flows into Stage 3 increased due to defaults on government scheme lending, but the government guarantee has meant this has not led to an increase in ECL. In addition, write-offs led to an overall reduction in Stage 3 ECL.

Risk and capital management
Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
Commercial & Institutional	assets	ECL	assets	ECL	assets	ECL	assets	ECL
- business banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	6,673	11	1,376	60	44	10	8,093	81
Currency translation and other adjustments	-	-	-	-	-	-	-	-
Transfers from Stage 1 to Stage 2	(866)	(3)	866	3	-	-	-	-
Transfers from Stage 2 to Stage 1	491	21	(491)	(21)	-	-	-	-
Transfers to Stage 3	(12)	-	(69)	(4)	81	4	-	-
Transfers from Stage 3	16	1	15	2	(31)	(3)	-	-
Net re-measurement of ECL on stage transfer		(20)		35		11		26
Changes in risk parameters (model inputs)		7		22		2		31
Other changes in net exposure	(442)	2	(382)	(9)	(46)	(6)	(870)	(13)
Other (P&L only items)		(2)		1		(1)		(2)
Income statement (releases)/charges		(13)		49		6		42
Amounts written-off	-	-	-	-	(1)	(1)	(1)	(1)
Unwinding of discount		-		-		(1)		(1)
At 30 June 2022	5,860	19	1,315	88	47	16	7,222	123
Net carrying amount	5,841		1,227		31		7,099

−       At a total level, exposure reduced mainly due to the repayment of government scheme debt.
−       Exposure moved from Stage 1 into Stage 2 due to a deterioration in some government scheme lending. ECL increased, reflecting a higher probability of default on additional lending to customers that had government scheme lending.

Risk and capital management
Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	44,089	83	14,296	599	1,350	521	59,735	1,203
Currency translation and other adjustments	537	(1)	102	-	11	3	650	2
Inter-group transfers	(11)	-	(84)	(4)	1	-	(94)	(4)
Transfers from Stage 1 to Stage 2	(6,425)	(14)	6,425	14	-	-	-	-
Transfers from Stage 2 to Stage 1	6,742	189	(6,742)	(189)	-	-	-	-
Transfers to Stage 3	(55)	-	(419)	(16)	474	16	-	-
Transfers from Stage 3	21	5	49	9	(70)	(14)	-	-
Net re-measurement of ECL on stage transfer		(170)	-	142		49		21
Changes in risk parameters (model inputs)		12		(44)		(12)		(44)
Other changes in net exposure	4,389	10	(1,099)	(47)	(200)	(4)	3,090	(41)
Other (P&L only items)		(1)		(2)		(31)		(34)
Income statement (releases)/charges		(149)		49		2		(98)
Amounts written-off	-	-	-	-	(77)	(77)	(77)	(77)
Unwinding of discount		-		-		(18)		(18)
At 30 June 2022	49,287	114	12,528	464	1,489	464	63,304	1,042
Net carrying amount	49,173		12,064		1,025		62,262

−     There was a rise in Stage 1 exposure from new and increased lending along with movements in currency translations. ECL increased due to a rise in post model adjustments with a new adjustment for inflation and supply chain issues and additional ECL on loans that migrated from Stage 2 and Stage 3.
−     Stage 2 exposure and ECL reduced reflecting positive portfolio performance which lowered PDs. The net effect of stage transfers led to a significant reduction in Stage 2 ECL, and there were further reductions due to a decrease in the economic uncertainty adjustment.
−     Flows into Stage 3 increased due to defaults on government scheme lending, but the government guarantee has meant this has not led to an increase in ECL. In addition, write-offs have led to an overall reduction in Stage 3 ECL.
−     The portfolio benefit from cash recoveries post write-off, which are reported as other (P&L only items). Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than five years after default.

Risk and capital management

Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - property	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	25,352	20	2,777	84	661	204	28,790	308
Currency translation and other adjustments	10	-	1	-	1	(4)	12	(4)
Inter-group transfers	7	-	(17)	-	(1)	-	(11)	-
Transfers from Stage 1 to Stage 2	(1,612)	(3)	1,612	3	-	-	-	-
Transfers from Stage 2 to Stage 1	1,310	23	(1,310)	(23)	-	-	-	-
Transfers to Stage 3	(19)	-	(137)	(5)	156	5	-	-
Transfers from Stage 3	22	2	25	2	(47)	(4)	-	-
Net re-measurement of ECL on stage transfer		(23)		28		12		17
Changes in risk parameters (model inputs)		11		(6)		9		14
Other changes in net exposure	986	3	(468)	(14)	(64)	(8)	454	(19)
Other (P&L only items)		-		-		-		-
Income statement (releases)/charges		(9)		8		13		12
Amounts written-off	-	-	-	-	(15)	(15)	(15)	(15)
Unwinding of discount		-		-		(6)		(6)
At 30 June 2022	26,056	33	2,483	69	691	193	29,230	295
Net carrying amount	26,023		2,414		498		28,935

−     There was a rise in Stage 1 exposure from new and increased lending along with movements in currency translations. ECL increased due to a rise in post model adjustments with a new adjustment for inflation and supply chain issues and additional ECL on loans that migrated from Stage 2 and Stage 3.
−     Stage 2 exposure and ECL reduced reflecting positive portfolio performance which lowered PDs and a reduction in the economic uncertainty adjustment.

Risk and capital management

Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	76,109	15	1,282	43	100	15	77,491	73
Currency translation and other adjustments	1,908	-	21	-	2	2	1,931	2
Inter-group transfers	(655)	-	101	4	-	(1)	(554)	3
Transfers from Stage 1 to Stage 2	(1,387)	(1)	1,387	1	-	-	-	-
Transfers from Stage 2 to Stage 1	1,835	39	(1,835)	(39)	-	-	-	-
Transfers to Stage 3	(17)	-	(57)	-	74	-	-	-
Transfers from Stage 3	41	-	4	-	(45)	-	-	-
Net re-measurement of ECL on stage transfer		(34)		8		10		(16)
Changes in risk parameters (model inputs)		(4)		(3)		8		1
Other changes in net exposure	3,290	4	(460)	(4)	(3)	-	2,827	-
Other (P&L only items)		-		-		(1)		(1)
Income statement (releases)/charges		(34)		1		17		(16)
Amounts written-off	-	-	-	-	(1)	(1)	(1)	(1)
Unwinding of discount		-		-		-		-
At 30 June 2022	81,124	19	443	10	127	33	81,694	62
Net carrying amount	81,105		433		94		81,632

−       There was an uplift in Stage 1 exposure from new and increased lending along with movements in currency translations and an increase from exposures moving from Stage 2. Stage 1 ECL was broadly unchanged as the exposures that returned to Stage 1 are now subject to 12 months ECL , generating a significant ECL release on re-measurement.
−     Stage 2 exposure and ECL reduced reflecting positive portfolio performance which lowered PDs, this led to large exposure transfers to Stage 1 and a significant reduction in ECL.
−     Stage 3 exposure increased due to stage transfers. There was also a significant increase in Stage 3 ECL and charge due to two individual cases.

Risk and capital management
Credit risk - Banking activities continued
Stage 2 decomposition by a significant increase in credit risk trigger

	UK mortgages		RoI mortgages		Credit cards		Other		Total
30 June 2022	£m	%	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	5,158	57.3	23	32.0	565	54.5	808	47.0	6,554	55.4
PD persistence	1,228	13.6	5	7.0	329	31.7	369	21.5	1,931	16.3
Adverse credit bureau recorded with
credit reference agency	1,936	21.5	-	-	49	4.7	85	5.0	2,070	17.5
Forbearance support provided	140	1.6	1	1.0	1	0.1	22	1.3	164	1.4
Customers in collections	269	3.0	3	4.0	2	0.2	17	1.0	291	2.5
Collective SICR and other reasons (2)	163	1.8	39	55.0	91	8.8	404	23.6	697	5.9
Days past due >30	111	1.2	-	-	-	-	10	0.6	121	1.0
	9,005	100	71	100	1,037	100	1,715	100	11,828	100

31 December 2021
Personal trigger (1)
PD movement	2,707	24.6	83	14.9	560	60.1	1,008	51.8	4,358	30.2
PD persistence	3,103	28.2	21	3.8	270	28.9	771	39.6	4,165	28.9
Adverse credit bureau recorded with
credit reference agency	3,657	33.3	-	-	60	6.4	73	3.7	3,790	26.3
Forbearance support provided	178	1.6	6	1.1	2	0.2	28	1.4	214	1.5
Customers in collections	82	0.8	33	6.0	3	0.3	15	0.8	133	0.9
Collective SICR and other reasons (2)	1,197	10.9	409	74.0	38	4.1	46	2.4	1,690	11.7
Days past due >30	66	0.6	1	0.2	-	-	6	0.3	73	0.5
	10,990	100	553	100	933	100	1,947	100	14,423	100

For the notes to the table refer to the following page.

−       The strong credit performance of the portfolio resulted in either decreased or stable account level IFRS 9 PDs during the year so far for most products. UK mortgages was the exception, where the implementation of a new IFRS 9 PD model in Q1 2022 increased the proportion of accounts exhibiting significant PD deterioration.
−       Personal customers who had accessed COVID-19 payment holiday support, and where their risk profile was identified as relatively high risk are no longer collectively migrated into Stage 2, given the lack of default emergence from these segments and with the focus of high risk segment monitoring now shifting to the effects of inflation and the growing cost of living effect on customers. In UK mortgages at 31 December 2021, approximately £0.8 billion of exposures were previously collectively migrated from Stage 1 into Stage 2.
−       In the other lending category, there was an increase in 'Collective SICR and other reasons' as a result of the net migration of assets into Stage 2 of £0.5 billion reflecting, on a forward-looking basis, the staging effect of new retail unsecured PD models that are pending implementation in Q3 2022.

Risk and capital management

Credit risk - Banking activities continued
Stage 2 decomposition by a significant increase in credit risk trigger

	Property		Corporate		Financial institution		Other		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
30 June 2022	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)
PD movement	1,202	41.2	8,752	65.6	130	47.9	86	54.4	10,170	61.1
PD persistence	69	2.4	215	1.6	3	1.1	-	-	287	1.7
Risk of Credit Loss	810	27.7	2,141	16.1	64	23.6	57	36.1	3,072	18.4
Forbearance support provided	105	3.6	682	5.1	4	1.5	-	-	791	4.7
Customers in collections	29	1.0	102	0.8	1	0.4	-	-	132	0.8
Collective SICR and other reasons (2)	497	17.0	894	6.7	66	24.4	15	9.5	1,472	8.8
Days past due >30	208	7.1	542	4.1	3	1.1	-	-	753	4.5
	2,920	100	13,328	100	271	100	158	100	16,677	100

31 December 2021
Wholesale trigger (1)
PD movement	942	30.3	10,553	67.7	595	81.3	84	69.4	12,174	62.2
PD persistence	139	4.5	553	3.5	6	0.8	1	0.8	699	3.6
Risk of Credit Loss	962	31.0	2,626	16.8	71	9.7	34	28.1	3,693	18.9
Forbearance support provided	101	3.3	489	3.1	6	0.8	-	-	596	3.0
Customers in collections	27	0.9	88	0.6	1	0.1	-	-	116	0.6
Collective SICR and other reasons (2)	762	24.6	1,189	7.6	35	4.8	2	1.7	1,988	10.2
Days past due >30	168	5.4	106	0.7	18	2.5	-	-	292	1.5
	3,101	100	15,604	100	732	100	121	100	19,558	100

(1)     The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)     Includes customers where a PD assessment cannot be undertaken due to missing PDs.

−       PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 into Stage 2. There was a reduction in cases triggering PD deterioration reflecting positive portfolio performance which is lowering PDs.
−       Moving exposures on to the Risk of Credit Loss framework remained an important backstop indicator of a SICR. The exposures classified under the Stage 2 Risk of Credit Loss framework decreased over the period again reflecting positive portfolio performance.
−       PD persistence related to the Business Banking portfolio only. A reduction in PDs in Q4 2021 meant that some Business Banking customers were only in Stage 2 because of persistence and with PDs marginally improving in 2022, they have now returned to Stage 1.
−       There was an increase in customers meeting the >30 days past due trigger as a result of regulatory definition of default changes where all customer borrowing is now categorised as past due, previously it was assessed at a facility level.

Risk and capital management
Credit risk - Banking activities continued
Asset quality (reviewed) The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	111,137	3,478	-	114,615	28	24	-	52	0.03	0.69	-	0.05
AQ5-AQ8	71,779	4,951	-	76,730	27	47	-	74	0.04	0.95	-	0.10
AQ9	146	576	-	722	-	7	-	7	-	1.22	-	0.97
AQ10	-	-	1,988	1,988	-	-	231	231	-	-	11.62	11.62
	183,062	9,005	1,988	194,055	55	78	231	364	0.03	0.87	11.62	0.19
RoI mortgages
AQ1-AQ4	236	21	-	257	5	2	-	7	2.12	9.52	-	2.72
AQ5-AQ8	116	39	-	155	1	8	-	9	0.86	20.51	-	5.81
AQ9	-	11	-	11	-	1	-	1	-	9.09	-	9.09
AQ10	-	-	460	460	-	-	269	269	-	-	58.48	58.48
	352	71	460	883	6	11	269	286	1.70	15.49	58.48	32.39
Credit cards
AQ1-AQ4	90	1	-	91	2	-	-	2	2.22	-	-	2.20
AQ5-AQ8	2,964	1,002	-	3,966	62	106	-	168	2.09	10.58	-	4.24
AQ9	5	34	-	39	1	11	-	12	20.00	32.35	-	30.77
AQ10	-	-	105	105	-	-	68	68	-	-	64.76	64.76
	3,059	1,037	105	4,201	65	117	68	250	2.12	11.28	64.76	5.95
Other personal
AQ1-AQ4	1,096	121	-	1,217	7	21	-	28	0.64	17.36	-	2.30
AQ5-AQ8	5,895	1,485	-	7,380	65	191	-	256	1.10	12.86	-	3.47
AQ9	38	109	-	147	1	22	-	23	2.63	20.18	-	15.65
AQ10	-	-	767	767	-	-	631	631	-	-	82.27	82.27
	7,029	1,715	767	9,511	73	234	631	938	1.04	13.64	82.27	9.86
Total
AQ1-AQ4	112,559	3,621	-	116,180	42	47	-	89	0.04	1.30	-	0.08
AQ5-AQ8	80,754	7,477	-	88,231	155	352	-	507	0.19	4.71	-	0.57
AQ9	189	730	-	919	2	41	-	43	1.06	5.62	-	4.68
AQ10	-	-	3,320	3,320	-	-	1,199	1,199	-	-	36.11	36.11
	193,502	11,828	3,320	208,650	199	440	1,199	1,838	0.10	3.72	36.11	0.88

Risk and capital management
Credit risk - Banking activities continued
Asset quality (reviewed)

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	93,956	3,157	-	97,113	8	40	-	48	0.01	1.27	-	0.05
AQ5-AQ8	81,160	7,325	-	88,485	17	103	-	120	0.02	1.41	-	0.14
AQ9	290	508	-	798	-	14	-	14	-	2.76	-	1.75
AQ10	-	-	1,451	1,451	-	-	269	269	-	-	18.54	18.54
	175,406	10,990	1,451	187,847	25	157	269	451	0.01	1.43	18.54	0.24
RoI mortgages
AQ1-AQ4	3,669	226	-	3,895	5	5	-	10	0.14	2.21	-	0.26
AQ5-AQ8	1,335	176	-	1,511	2	6	-	8	0.15	3.41	-	0.53
AQ9	8	151	-	159	-	6	-	6	-	3.97	-	3.77
AQ10	-	-	599	599	-	-	293	293	-	-	48.91	48.91
	5,012	553	599	6,164	7	17	293	317	0.14	3.07	48.91	5.14
Credit cards
AQ1-AQ4	44	1	-	45	1	-	-	1	2.27	-	-	2.22
AQ5-AQ8	2,874	894	-	3,768	58	130	-	188	2.02	14.54	-	4.99
AQ9	6	38	-	44	-	11	-	11	-	28.95	-	25.00
AQ10	-	-	90	90	-	-	60	60	-	-	66.67	66.67
	2,924	933	90	3,947	59	141	60	260	2.02	15.11	66.67	6.59
Other personal
AQ1-AQ4	831	88	-	919	6	19	-	25	0.72	21.59	-	2.72
AQ5-AQ8	5,950	1,723	-	7,673	51	243	-	294	0.86	14.10	-	3.83
AQ9	52	136	-	188	1	37	-	38	1.92	27.21	-	20.21
AQ10	-	-	642	642	-	-	557	557	-	-	86.76	86.76
	6,833	1,947	642	9,422	58	299	557	914	0.85	15.36	86.76	9.70
Total
AQ1-AQ4	98,500	3,472	-	101,972	20	64	-	84	0.02	1.84	-	0.08
AQ5-AQ8	91,319	10,118	-	101,437	128	482	-	610	0.14	4.76	-	0.60
AQ9	356	833	-	1,189	1	68	-	69	0.28	8.16	-	5.80
AQ10	-	-	2,782	2,782	-	-	1,179	1,179	-	-	42.38	42.38
	190,175	14,423	2,782	207,380	149	614	1,179	1,942	0.08	4.26	42.38	0.94

−	In the Personal portfolio, the asset quality distribution improved overall with high quality new business written during H1 2022 and existing portfolio quality being maintained.
−	The majority of exposures were in AQ1-AQ4, with a significant proportion in AQ5-AQ8. As expected, mortgage exposures have a higher proportion in AQ1-AQ4 than unsecured borrowing.
−
The increase in AQ10/Stage 3 balances was mainly because of the IFRS 9 alignment to the new regulatory default definition, implemented on 1 January 2022. This change resulted in an increase in Stage 3 exposures of approximately £0.7 billion, mostly in mortgages.

−	In other Personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision for up to six years after default.
−	ECL provisions coverage shows the expected trend with increased coverage in the poorer asset quality bands, and also by stage.
−
As noted previously, across all asset quality bands, migration from Stage 2 into Stage 1 was observed as the effect of improved economic scenarios enhanced IFRS 9 PDs and therefore reduced Stage 2 exposure.

Risk and capital management
Credit risk - Banking activities continued
Asset quality (reviewed) The table below shows asset quality bands of gross loans and ECL, by stage, for the Wholesale portfolio.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	15,014	242	-	15,256	6	2	-	8	0.04	0.83	-	0.05
AQ5-AQ8	14,204	2,435	-	16,639	34	82	-	116	0.24	3.37	-	0.70
AQ9	13	243	-	256	-	17	-	17	-	7.00	-	6.64
AQ10	-	-	733	733	-	-	217	217	-	-	29.60	29.60
	29,231	2,920	733	32,884	40	101	217	358	0.14	3.46	29.60	1.09
Corporate
AQ1-AQ4	18,734	1,750	-	20,484	11	20	-	31	0.06	1.14	-	0.15
AQ5-AQ8	37,288	11,169	-	48,457	122	511	-	633	0.33	4.58	-	1.31
AQ9	46	409	-	455	1	40	-	41	2.17	9.78	-	9.01
AQ10	-	-	1,675	1,675	-	-	545	545	-	-	32.54	32.54
	56,068	13,328	1,675	71,071	134	571	545	1,250	0.24	4.28	32.54	1.76
Financial institutions
AQ1-AQ4	54,185	86	-	54,271	10	-	-	10	0.02	-	-	0.02
AQ5-AQ8	2,921	183	-	3,104	7	9	-	16	0.24	4.92	-	0.52
AQ9	1	2	-	3	-	-	-	-	-	-	-	-
AQ10	-	-	75	75	-	-	22	22	-	-	29.33	29.33
	57,107	271	75	57,453	17	9	22	48	0.03	3.32	29.33	0.08
Sovereign
AQ1-AQ4	6,082	71	-	6,153	18	1	-	19	0.30	1.41	-	0.31
AQ5-AQ8	131	86	-	217	-	-	-	-	-	-	-	-
AQ 9	-	1	-	1	-	-	-	-	-	-	-	-
AQ10	-	-	13	13	-	-	2	2	-	-	15.38	15.38
	6,213	158	13	6,384	18	1	2	21	0.29	0.63	15.38	0.33
Total
AQ1-AQ4	94,015	2,149	-	96,164	45	23	-	68	0.05	1.07	-	0.07
AQ5-AQ8	54,544	13,873	-	68,417	163	602	-	765	0.30	4.34	-	1.12
AQ9	60	655	-	715	1	57	-	58	1.67	8.70	-	8.11
AQ10	-	-	2,496	2,496	-	-	786	786	-	-	31.49	31.49
	148,619	16,677	2,496	167,792	209	682	786	1,677	0.14	4.09	31.49	1.00

Risk and capital management
Credit risk - Banking activities continued
Asset quality (reviewed)

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	13,529	223	-	13,752	3	7	-	10	0.02	3.14	-	0.07
AQ5-AQ8	15,126	2,742	-	17,868	21	94	-	115	0.14	3.43	-	0.64
AQ9	24	136	-	160	-	10	-	10	-	7.35	-	6.25
AQ10	-	-	742	742	-	-	239	239	-	-	32.21	32.21
	28,679	3,101	742	32,522	24	111	239	374	0.08	3.58	32.21	1.15
Corporate
AQ1-AQ4	18,378	1,027	-	19,405	8	48	-	56	0.04	4.67	-	0.29
AQ5-AQ8	35,351	13,922	-	49,273	88	621	-	709	0.25	4.46	-	1.44
AQ9	74	655	-	729	-	44	-	44	-	6.72	-	6.04
AQ10	-	-	1,444	1,444	-	-	602	602	-	-	41.69	41.69
	53,803	15,604	1,444	70,851	96	713	602	1,411	0.18	4.57	41.69	1.99
Financial institutions
AQ1-AQ4	50,121	63	-	50,184	7	1	-	8	0.01	1.59	-	0.02
AQ5-AQ8	2,138	667	-	2,805	7	38	-	45	0.33	5.70	-	1.60
AQ9	4	2	-	6	-	-	-	-	-	-	-	-
AQ10	-	-	46	46	-	-	4	4	-	-	8.70	8.70
	52,263	732	46	53,041	14	39	4	57	0.03	5.33	8.70	0.11
Sovereign
AQ1-AQ4	5,787	35	-	5,822	19	1	-	20	0.33	2.86	-	0.34
AQ5-AQ8	117	86	-	203	-	-	-	-	-	-	-	-
AQ9	-	-	-	-	-	-	-	-	-	-	-	-
AQ10	-	-	8	8	-	-	2	2	-	-	25.00	25.00
	5,904	121	8	6,033	19	1	2	22	0.32	0.83	25.00	0.36
Total
AQ1-AQ4	87,815	1,348	-	89,163	37	57	-	94	0.04	4.23	-	0.11
AQ5-AQ8	52,732	17,417	-	70,149	116	753	-	869	0.22	4.32	-	1.24
AQ9	102	793	-	895	-	54	-	54	-	6.81	-	6.03
AQ10	-	-	2,240	2,240	-	-	847	847	-	-	37.81	37.81
	140,649	19,558	2,240	162,447	153	864	847	1,864	0.11	4.42	37.81	1.15

−       Across the Wholesale portfolio, the asset quality band distribution differed, reflective of the underlying quality of counterparties within each segment.
−       Asset quality improvement was observed across most segments as the economy recovered from the effects of COVID-19.
−       Within the Wholesale portfolio, customer credit grades were reassessed as and when a request for financing was made, a scheduled customer credit review was undertaken or a material event specific to that customer occurred.
−       ECL provisions coverage showed the expected trend with increased coverage in the poorer asset quality bands, and also by stage.
−       The low provision coverage for Stage 3 loans in financial institutions for 2021 reflected the secured nature of one exposure classified AQ10.

Risk and capital management
Credit risk - Trading activities
This section details the credit risk profile of NatWest Group's trading activities.

Securities financing transactions and collateral (reviewed)
The table below shows securities financing transactions in NatWest Markets and Treasury. Balance sheet captions include balances held at all classifications under IFRS 9.

	Reverse repos			Repos
			Outside			Outside
		Of which:	netting		Of which:	netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2022	£m	£m	£m	£m	£m	£m
Gross	83,381	82,631	750	85,717	84,295	1,422
IFRS offset	(32,396)	(32,396)	-	(32,396)	(32,396)	-
Carrying value	50,985	50,235	750	53,321	51,899	1,422

Master netting arrangements	(2,540)	(2,540)	-	(2,540)	(2,540)	-
Securities collateral	(47,449)	(47,449)	-	(49,338)	(49,338)	-
Potential for offset not recognised under IFRS	(49,989)	(49,989)	-	(51,878)	(51,878)	-
Net	996	246	750	1,443	21	1,422

31 December 2021
Gross	78,909	78,259	650	73,858	72,712	1,146
IFRS offset	(32,016)	(32,016)	-	(32,016)	(32,016)	-
Carrying value	46,893	46,243	650	41,842	40,696	1,146

Master netting arrangements	(900)	(900)	-	(900)	(900)	-
Securities collateral	(45,271)	(45,271)	-	(39,794)	(39,794)	-
Potential for offset not recognised under IFRS	(46,171)	(46,171)	-	(40,694)	(40,694)	-
Net	722	72	650	1,148	2	1,146

−       Reverse repos and repos increased on both gross and carrying value basis when compared to 2021. These trends are consistent with trading assets and liabilities having been managed within limits at 31 December 2021.
−       Reverse repo and repo transactions are primarily backed by highly-rated sovereign, supranational and agency collateral.

Risk and capital management

Credit risk - Trading activities continued

Derivatives (reviewed)
The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion (more than 90%) of the derivatives relate to trading activities in NatWest Markets. The table also includes hedging derivatives in Treasury.

	30 June 2022							31 December 2021
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						119,935	115,208		114,100	109,403
IFRS offset						(10,592)	(12,488)		(7,961)	(8,568)
Carrying value	3,128	4,338	5,167	1,303	13,936	109,343	102,720	12,100	106,139	100,835
Of which:
Interest rate (1)	2,794	2,764	4,561	290	10,409	54,590	48,653	8,919	67,458	61,206
Exchange rate	332	1,570	596	1,013	3,511	54,504	53,762	3,167	38,517	39,286
Credit	2	4	10	-	16	249	289	14	154	343
Equity and commodity	-	-	-	-	-	-	16	-	10	-
Carrying value					13,936	109,343	102,720	12,100	106,139	100,835

Counterparty mark-to-market netting						(85,072)	(85,072)		(85,006)	(85,006)
Cash collateral						(14,499)	(10,545)		(15,035)	(9,909)
Securities collateral						(4,468)	(918)		(2,428)	(2,913)
Net exposure						5,304	6,185		3,670	3,007

Banks (2)						546	992		393	413
Other financial institutions (3)						3,292	2,793		1,490	1,584
Corporate (4)						1,386	2,253		1,716	938
Government (5)						80	147		71	72
Net exposure						5,304	6,185		3,670	3,007

UK						2,050	2,333		1,990	1,122
Europe						1,297	2,069		714	1,028
US						1,573	1,440		645	653
RoW						384	343		321	204
Net exposure						5,304	6,185		3,670	3,007

Asset quality of uncollateralised
derivative assets
AQ1-AQ4						4,611			2,939
AQ5-AQ8						648			674
AQ9-AQ10						45			57
Net exposure						5,304			3,670
(1)     The notional amount of interest rate derivatives included £7,730 billion (31 December 2021 - £6,173 billion) in respect of contracts cleared through central clearing counterparties.
(2)     Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions, for example China, where the collateral agreements are not deemed to be legally enforceable.
(3)     Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group's external rating.
(4)     Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5)     Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Risk and capital management

Credit risk - Trading activities continued

Debt securities (reviewed)
The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor's, Moody's and Fitch.

	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2022	£m	£m	£m	£m	£m	£m
AAA	-	-	2,395	1,209	-	3,604
AA to AA+	-	3,840	3,091	1,635	16	8,582
A to AA-	7,074	-	1,445	214	66	8,799
BBB- to A-	-	-	2,433	302	424	3,159
Non-investment grade	-	-	-	51	43	94
Unrated	-	-	-	1	1	2
Total	7,074	3,840	9,364	3,412	550	24,240

Short positions	(7,363)	(2,915)	(12,323)	(2,000)	(160)	(24,761)

31 December 2021
AAA	-	-	2,011	838	-	2,849
AA to AA+	-	3,329	3,145	1,401	62	7,937
A to AA-	6,919	-	1,950	308	57	9,234
BBB- to A-	-	-	3,792	346	517	4,655
Non-investment grade	-	-	31	163	82	276
Unrated	-	-	-	3	3	6
Total	6,919	3,329	10,929	3,059	721	24,957

Short positions	(9,790)	(56)	(12,907)	(2,074)	(137)	(24,964)

Date: 29 July 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary